UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2015

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Paseo de la Castellana, 81

28046 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form  40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

ANNUAL CORPORATE GOVERNANCE REPORT ON THE PUBLICLY TRADED COMPANIES

ISSUER IDENTIFICATION

YEAR ENDING	31/12/2014

TAX ID No.:

A-48265169

Registered name: BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

Registered Address: Plaza de San Nicolás 4, 48005 Bilbao (Vizcaya)

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

ANNUAL CORPORATE GOVERNANCE REPORT

ON THE PUBLICLY TRADED COMPANIES

A. OWNERSHIP STRUCTURE

A.1 Fill in the following table on the company’s share capital:

Date of last change	Share capital (€)	Number of shares	Number of voting rights
20/11/2014	3.023.956.107,55	6.171.338.995	6.171.338.995

Indicate if there are different classes of shares with different rights associated with them:

NO

Class	Number of shares	Nominal unit value	Number of voting rights per unit	Different rights

A.2 Detail the direct and indirect owners of significant holdings in your company at year-end, excluding directors:

Name of shareholder (person or company)	Number of direct voting rights	Indirect voting rights		% of total voting rights
		Direct owner of stake	Number of voting rights

Indicate the most significant movements in the shareholding structure during the year:

Name of shareholder (person or company)	Date of transaction	Description of the transaction

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

A.3 Fill in the following tables with the members of the company’s Board of Directors with voting rights on company shares:

	Number of direct voting rights	Indirect voting rights		% of total voting rights
Name of Director (person or company)		Direct owner of stake	Number of voting rights
FRANCISCO GONZÁLEZ RODRÍGUEZ	1.810.747		1.562.143	0,06%
ÁNGEL CANO FERNÁNDEZ	794.486			0,01%
TOMÁS ALFARO DRAKE	15.748			0,00%
RAMÓN BUSTAMENTE Y DE LA MORA	14.055		2.769	0,00%
JOSÉ ANTONIO FERNÁNDEZ RIVERO	69.326			0,00%
IGNACIO FERRERO JORDI	4.439		83.301	0,00%
BELÉN GARIJO LÓPEZ	0		0	0,00%
JOSÉ MANUEL GONZÁLEZ-PÁRAMO MARTÍNEZ-MURILLO	6.492			0,00%
CARLOS LORING MARTÍNEZ DE IRUJO	54.284			0,00%
LOURDES MÁIZ CARRO	0		0	0,00%
JOSÉ MALDONADO RAMOS	36.632			0,00%
JOSÉ LUIS PALAO GARCÍA-SUELTO	10.175			0,00%
JUAN PI LLORENS	0		0	0,00%
SUSANA RODRÍGUEZ VIDARTE	24.555		910	0,00%

% total voting rights held by the Board of Directors	0,08%

Fill in the following tables with the members of the company’s board of directors with voting rights on company shares:

Name of director (person or company)	Number of direct rights	Indirect rights		Number of equivalent shares	% of total voting rights
		Direct owner	Number of voting rights
FRANCISCO GONZÁLEZ RODRÍGUEZ	402.821	0	0	0	0,01%
ÁNGEL CANO FERNÁNDEZ	279.092	0	0	0	0,01%
JOSÉ MANUEL GONZÁLEZ-PÁRAMO MARTÍNEZ-MURILLO	25.304	0	0	0	0,00%

A.4 Where applicable, indicate any family, commercial, contractual or corporate relationships between holders of significant shareholdings, insofar as the company is aware of them, unless they are of little relevance or due to ordinary trading or exchange activities:

Related name (person or company)	Type of relationship	Brief description

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

A.5 Where applicable, indicate any commercial, contractual or corporate relationships between holders of significant shareholdings, and the company and/or its group, unless they are of little relevance or due to ordinary trading or exchange activities:

Related name (person or company)	Type of relationship	Brief description

A.6 Indicate whether the company has been informed of any shareholder agreements that may affect it as set out under articles 530 and 531 of the Corporate Enterprises Act. Where applicable, briefly describe them and list the shareholders bound by such agreement:

NO

Participants in shareholders agreement	% of share capital affected	Brief description of agreement

Indicate whether the company is aware of the existence of concerted actions amongst its shareholders. If so, describe them briefly.

NO

Participants in concerted action	% of share capital affected	Brief description of concerted action

If there has been any amendment or breaking-off of said pacts or agreements or concerted actions, indicate this expressly:

A.7 Indicate whether any person or organisation exercises or may exercise control over the company pursuant to article 4 of the Securities Exchange Act. If so, identify names:

NO

Name (person or company)

Comments

A.8 Fill in the following tables regarding the company’s treasury stock:

At year-end:

Number of direct shares	Number of indirect shares (*)	Total % of share capital
5.012.897	36.508.801	0,67%

(*)	Through:

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

Name of direct owner of shareholding (person or company)	Number of direct shares
CORPORACIÓN GENERAL FINANCIERA, S.A.	36.480.861
BBVA SEGUROS S.A., DE SEGUROS Y REASEGUROS	27.940
Total:	36.508.801

List significant changes occurring during the year, pursuant to Royal Decree 1362/2007:

Date reported	Total direct shares acquired	Total indirect shares acquired	Total % of share capital
27/02/2014	7.058.442	449.586	0,13
03/04/2014	1.623.049	8.561.825	0,18
16/07/2014	122.050	4.533.526	0,08
10/09/2014	445.434	8.077.743	0,15
28/10/2014	6.441.572	12.544.164	0,32
26/12/2014	3.209.916	34.490.311	0,61

A.9 Describe the conditions and term of the prevailing mandate from the general meeting to the Board of Directors to issue, buy back and transfer treasury stock.

•	The Annual General Meeting of Shareholders of Banco Bilbao Vizcaya Argentaria, S.A. held on 16th March 2012, under item three of the agenda, passed a resolution to delegate to the Board of Directors the power to increase the Bank’s share capital, pursuant to article 297.1.b) of the Corporate Enterprises Act, during the legally established period of five years as of the date on which this General Meeting was held, up to a maximum amount corresponding to 50% of the Company’s share capital on the date of such authorisation, on one or several occasions, to the amount that the Board resolves, by issuing new ordinary or privileged shares, with or without voting rights, including redeemable shares, or shares of any other kind permitted by law, with or without an issue premium, the countervalue of said shares comprising cash considerations. The authority includes the establishment of the terms and conditions of the capital increase, the determination of the nominal value of the shares to be issued, their characteristics and any privileges they may confer, the attribution of the right of redemption and the conditions of redemption, and the exercise of that right by the Company. Empowering the Board of Directors to exclude pre-emptive subscription rights on the share issues made under this authority, pursuant to article 506 of the Corporate Enterprises Act. This power was limited to the capital issues made under this resolution up to the maximum amount equivalent to 20% of the Company’s share capital on the date of such authorisation.

•	The Annual General Meeting of Shareholders of Banco Bilbao Vizcaya Argentaria, S.A. held on 14th March 2014, under item three of the agenda, passed a resolution authorising the Company, directly or via any of its subsidiaries, for a maximum term of five years as of the date on which this resolution was approved, for the derivative acquisition of Banco Bilbao Vizcaya Argentaria, S.A. shares at any time and on as many occasions as it deems appropriate, by any means permitted by law, including charging the acquisition to the year’s profits and/or unrestricted reserves, pursuant to article 146 and concordant in the Corporate Enterprises Act, and to subsequently dispose of the shares acquired, indicating that the derivative acquisition of shares would be done at all times in compliance with the conditions set out in applicable legislation and, in particular, the conditions expressly indicated in the resolution itself, which can be summarised as follows: (i) that at no time will the nominal value of the treasury stock acquired, directly or indirectly, under this authorisation, when added to the treasury stock already held by the Company and its subsidiaries, exceed ten per cent (10%) of the subscribed share capital of Banco Bilbao Vizcaya Argentaria, S.A. or, where applicable, the maximum amount permitted by applicable legislation; (ii) that the acquisition shall not result in the equity being less than the share capital plus the legal reserves and/or the reserves that are restricted by the Company bylaws; (iii) that a restricted reserve, equivalent to the sum of treasury stock of the Company recorded to Assets, may be established against the net equity; (iv) that the shares acquired must be fully paid up, unless the acquisition is without consideration, and must not entail any obligation to provide ancillary benefits; and (v) that the acquisition price per share will not be below the nominal value of the share or more than 20% above the listed price or any other price associated with the shares on the acquisition date.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

•	The Annual General Meeting of Shareholders of Banco Bilbao Vizcaya Argentaria, S.A. held on 14th March 2014 resolved, under item four, section 4.4 of the agenda, to perform a share capital increase to be charged to voluntary reserves through the issue of new shares each with a nominal value of €0.49, without issue premium, which as of 31st December 2014 had not been executed. This resolution of the General Meeting will be valid until 13th March 2015.

A.10 Indicate whether there is any restriction on the transferability of securities and/or any restriction on voting rights. In particular, report the existence of any restrictions that might hinder the take-over of control of the company by purchasing its shares on the market.

NO

A.11 Indicate whether the General Meeting has agreed to adopt measures to neutralise a public takeover bid, pursuant to Act 6/2007.

NO

If so, explain the measures approved and the terms and conditions under which the restrictions would become inefficient:

A.12 Indicate whether the company has issued securities that are not traded on a regulated market in the EU.

YES

Where applicable, indicate the different classes of shares, and what rights and obligations each share class confers.

All the shares in BBVA’s capital bear the same voting and economic rights. There are no distinct voting rights for any shareholder. There are no shares that do not represent capital.

BBVA shares are traded on the SIBE electronic trading platform of the Spanish securities exchanges and on the London and Mexico markets. BBVA American Depositary Shares (ADS) are traded on the New York Stock Exchange and also traded on the Lima exchange (Peru) under an exchange agreement between both markets.

Additionally, as of 31st December 2014, the shares of BBVA Banco Continental, S.A., Banco Provincial S.A., BBVA Colombia, S.A., BBVA Chile, S.A. and BBVA Banco Francés, S.A. were traded on their respective local securities markets. BBVA Banco Francés, S.A. is also listed on the New York Stock Exchange and is also traded on the Latibex market of the Madrid securities exchange (Bolsa de Madrid).

B GENERAL MEETING

B.1 Indicate, and where applicable give details, whether there are any differences from the minimum standards established under the Corporate Enterprises Act (CEA) with respect to the quorum and constitution of the General Meeting.

YES

	% quorum different from quorum in art. 193 of CEA for general circumstances	% quorum different from quorum in art. 194 of CEA for special circumstances in art. 194 of CEA
Quorum required on first summons	0,00%	66,66%
Quorum required on second summons	0,00%	60,00%

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

Description of differences

Article 194 of the Corporate Enterprises Act establishes that in order for a General Meeting (whether annual or extraordinary) to validly resolve to increase or reduce the company share capital or any other amendment to the Company Bylaws, bond issuance, the cancellation or restriction of pre-emptive rights to acquire new shares, or the conversion, merger or spin-off of the company or global assignment of assets and liabilities or the transfer of the registered office abroad, the shareholders present and represented on first summons must own at least fifty percent of the subscribed capital with voting rights.

On second summons, twenty-five percent of the share capital will be sufficient.

The above notwithstanding, article 25 of the BBVA Company Bylaws establishes that a reinforced quorum of two-thirds of the subscribed voting capital must attend the General Meeting at first summons or 60% of that capital at second summons, in order to adopt resolutions on replacing the corporate purpose, the transformation, total spin off, winding up of the Company and amending that article of Bylaws establishing this reinforced quorum.

B.2 Indicate, and where applicable give details, whether there are any differences from the minimum standards established under the Corporate Enterprises Act (CEA) for the adoption of corporate resolutions:

NO

Describe any differences from the minimum standards established under the CEA.

B.3 Indicate the rules applicable to amendments to the company bylaws. In particular, report the majorities established to amend the bylaws, and the rules, if any, to safeguard shareholders’ rights when amending the bylaws.

Article 30 of the BBVA Company Bylaws establishes that the General Meeting is empowered to amend the Company Bylaws and to confirm and/or rectify the Board of Directors’ interpretation of them.

To such end, the rules established under articles 285 et seq. of the Corporate Enterprises Act shall apply.

The above paragraph notwithstanding, article 25 of the Company Bylaws establishes that in order to adopt resolutions regarding any change to the corporate purpose, transformation, total spin-off or winding up the Company and amendment of the second paragraph of said article 25, two-thirds of the subscribed voting capital must attend the General Meeting at first summons, or 60% of that capital at second summons.

As regards the procedure for amending the Company Bylaws, article 4.2 c) of Act 10/2014, dated 26th June, on the regulation, supervision and solvency of credit institutions, establishes that the Bank of Spain shall be responsible for authorising the amendments to the bylaws of credit institutions as set out by law.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

B.4 Indicate the data on attendance at general meetings held during the year to which this report refers and the previous year:

	Attendance figures
General Meeting date	% shareholders present	% attending by proxy	% voting remotely		Total
			Electronic vote	Other
15/03/2013	8,76%	23,51%	0,10%	34,16%	66,53%
14/03/2014	4,05%	38,36%	0,05%	20,72%	63,18%

B.5 Indicate the number of shares, if any, that are required to be able to attend the General Meeting and whether there are any restrictions on such attendance in the bylaws:

YES

Number of shares necessary to attend the General Meeting	500

B.6 Indicate whether it has been resolved that certain resolutions entailing a structural alteration of the company (subsidiarization, trading of core operational assets, transactions equivalent to the liquidation of the company, etc.) must be submitted for approval by the General Meeting, even if not expressly required by mercantile law.

NO

B.7 Indicate the address and means of access through the company website to the information on corporate governance and other information on the general meetings that must be made available to shareholders on the company’s website.

The contents on corporate governance and other information on the latest general meetings are directly accessible through the Banco Bilbao Vizcaya Argentaria corporate website, www.bbva.com, in the Shareholders and Investors, Corporate Governance section, www.bbva.com/Shareholders and Investors/Corporate Governance.

C CORPORATE GOVERNANCE STRUCTURE

C.1 Board of Directors

C.1.1 Maximum and minimum number of directors established in the bylaws:

Maximum number of directors	15
Minimum number of directors	5

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

C.1.2 Fill in the following table on the Board members:

Name of director (person or company)	Representative	Position on the Board	Date first appointed	Date last appointed	Election procedure
FRANCISCO GONZÁLEZ RODRÍGUEZ	—	PRESIDENTE	28/01/2000	15/03/2013	GENERAL MEETING RESOLUTION

ÁNGEL CANO FERNÁNDEZ	—	CONSEJERO DELEGADO	29/09/2009	15/03/2013	GENERAL MEETING RESOLUTION

BELÉN GARIJO LÓPEZ	—	DIRECTOR	16/03/2012	16/03/2012	GENERAL MEETING RESOLUTION

CARLOS LORING MARTÍNEZ DE IRUJO	—	DIRECTOR	28/02/2004	14/03/2014	GENERAL MEETING RESOLUTION

IGNACIO FERRERO JORDI	—	DIRECTOR	28/01/2000	15/03/2013	GENERAL MEETING RESOLUTION

JOSÉ ANTONIO FERNÁNDEZ RIVERO	—	DIRECTOR	28/02/2004	16/03/2012	GENERAL MEETING RESOLUTION

JOSÉ LUIS PALAO GARCÍA-SUELTO	—	DIRECTOR	01/02/2011	14/03/2014	GENERAL MEETING RESOLUTION

JOSÉ MALDONADO RAMOS	—	DIRECTOR	28/01/2000	16/03/2012	GENERAL MEETING RESOLUTION

JOSÉ MANUEL GONZÁLEZ-PÁRAMO MARTÍNEZ-MURILLO	—	DIRECTOR	03/06/2013	14/03/2014	GENERAL MEETING RESOLUTION

JUAN PI LLORENS	—	DIRECTOR	27/07/2011	16/03/2012	GENERAL MEETING RESOLUTION

RAMÓN BUSTAMENTE Y DE LA MORA	—	DIRECTOR	28/01/2000	15/03/2013	GENERAL MEETING RESOLUTION

SUSANA RODRÍGUEZ VIDARTE	—	DIRECTOR	28/05/2002	14/03/2014	GENERAL MEETING RESOLUTION

TOMÁS ALFARO DRAKE	—	DIRECTOR	18/03/2006	14/03/2014	GENERAL MEETING RESOLUTION

LOURDES MÁIZ CARRO	—	DIRECTOR	14/03/2014	14/03/2014	GENERAL MEETING RESOLUTION

Total number of directors	14

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

Indicate the severances that have occurred on the Board of Directors during the reporting period:

Name of director (person or company)	Condition of director at time of severance	Date of leaving
JUAN CARLOS ÁLVAREZ MEZQUÍRIZ	INDEPENDENT	14/03/2014

C.1.3 Fill in the following tables on the Board members and their different kinds of directorship:

EXECUTIVE DIRECTORS

Name of director (person or company)	Committee reporting their appointment	Position within company organisation
FRANCISCO GONZÁLEZ RODRÍGUEZ	APPOINTMENTS COMMITTEE	PRESIDENTE

ÁNGEL CANO FERNÁNDEZ	APPOINTMENTS COMMITTEE	CONSEJERO DELEGADO

JOSÉ MANUEL GONZÁLEZ-PÁRAMO MARTÍNEZ-MURILLO	APPOINTMENTS COMMITTEE	DIRECTOR OF GLOBAL ECONOMICS, REGULATION & PUBLIC AFFAIRS

Total number of executive directors	3
% of total Board	21,43%

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

EXTERNAL PROPRIETARY DIRECTORS

EXTERNAL INDEPENDENT DIRECTORS

Name of director (person or company)	PROFILE
BELÉN GARIJO LÓPEZ

PRESIDENT AND CEO OF MERCK SERONO, MEMBER OF THE EXECUTIVE BOARD. CEO OF MERCK HEALTH CARE AND CHAIR OF THE PHARMA INTERNATIONAL EXECUTIVE COMMITTEE, ISEC (PHARMACEUTICAL RESEARCH AND MANUFACTURERS OF AMERICA).

OTHER RELEVANT POSITIONS: WAS PRESIDENT OF COMMERCIAL OPERATIONS FOR EUROPE AND CANADA AT SANOFI AVENTIS.

GRADUATED IN MEDICINE FROM UNIVERSIDAD DE ALCALÁ DE HENARES, MADRID.

SPECIALIST IN CLINICAL PHARMACOLOGY HOSPITAL LA PAZ—UNIVERSIDAD AUTÓNOMA DE MADRID.

CARLOS LORING MARTÍNEZ DE IRUJO

CHAIR OF THE BOARD’S REMUNERATION COMMITTEE. LAWYER SPECIALISING IN CORPORATE GOVERNANCE.

OTHER RELEVANT POSITIONS: WAS PARTNER AND MEMBER OF THE MANAGEMENT COMMITTEE AT GARRIGUES LAW FIRM.

GRADUATED IN LAW FROM THE COMPLUTENSE UNIVERSITY OF MADRID.

JOSÉ ANTONIO FERNÁNDEZ RIVERO

CHAIR OF THE BOARD RISK COMMITTEE AND LEAD DIRECTOR.

OTHER RELEVANT POSITIONS: GENERAL MANAGER OF THE BBVA GROUP UNTIL JANUARY 2003. HAS REPRESENTED BBVA AS A MEMBER OF THE BOARDS OF: TELEFÓNICA, IBERDROLA, BANCO DE CRÉDITO LOCAL AND CHAIRMAN OF ADQUIRA.

GRADUATED IN ECONOMICS FROM UNIVERSIDAD DE SANTIAGO DE COMPOSTELA.

JOSÉ LUIS PALAO GARCÍA-SUELTO

CHAIR OF THE BOARD’S AUDIT & COMPLIANCE COMMITTEE.

HE HAS BEEN SENIOR PARTNER OF THE FINANCIAL DIVISION AT ARTHUR ANDERSEN SPAIN.

OTHER RELEVANT POSITIONS: WAS HEAD OF AUDIT & INSPECTION SERVICES AT THE INSTITUTO DE CRÉDITO OFICIAL (OFFICIAL CREDIT INSTITUTE) AND HAS ALSO BEEN AFREELANCE CONSULTANT.

GRADUATED IN AGRICULTURAL ENGINEERING FROM THE MADRID SCHOOL OF AGRICULTURAL ENGINEERS AND BUSINESS STUDIES FROM THE COMPLUTENSE UNIVERSITY OF MADRID.

JUAN PI LLORENS

HAD A PROFESSIONAL CAREER AT IBM HOLDING VARIOUS SENIOR POSITIONS AT A NATIONAL AND INTERNATIONAL LEVEL INCLUDING VICE PRESIDENT FOR IBM EUROPE SALES, VICE PRESIDENT, TECHNOLOGY & SYSTEMS AT IBM EUROPE AND VICE PRESIDENT, FINANCIAL SERVICES SECTOR, GMU (GROWTH MARKETS UNITS) IN CHINA. HE WAS EXECUTIVE PRESIDENT OF IBM SPAIN.

READ INDUSTRIAL ENGINEERING AT UNIVERSIDAD POLITECNICA DE BARCELONA AND TOOK A GENERAL MANAGEMENT PROGRAMME AT IESE.

LOURDES MÁIZ CARRO

SECRETARY OF THE BOARD OF DIRECTORS AND DIRECTOR OF THE LEGAL SERVICES AT IBERIA, LÍNEAS AÉREAS DE ESPAÑA.

FROM 1992 TO 1993 JOINED THE SPANISH STATE COUNSEL CORPS (CUERPO DE ABOGADOS DEL ESTADO ESPAÑOL) AND WAS APPOINTED DEPUTY TO THE DIRECTOR AT THE MINISTRY OF PUBLIC ADMINISTRATIONS. FROM 1993 TO 2001 HELD VARIOUS POSITIONS IN THE PUBLIC ADMINISTRATION.

GRADUATED IN LAW AND PHILOSOPHY AND EDUCATION SCIENCES FROM THE COMPLUTENSE UNIVERSITY OF MADRID.

TOMÁS ALFARO DRAKE

CHAIR OF THE BOARD’S APPOINTMENTS COMMITTEE. DIRECTOR OF INTERNAL DEVELOPMENT AND TEACHER IN THE FINANCE AREA AT UNIVERSIDAD FRANCISCO DE VITORIA.

OTHER RELEVANT POSITIONS: WAS DIRECTOR OF THE FOLLOWING BACHELOR’S DEGREES AT UNIVERSIDAD FRANCISCO DE VITORIA: BUSINESS MANAGEMENT AND ADMINISTRATION ; BUSINESS SCIENCES; MARKETING;. GRADUATED IN ENGINEERING AT ICAI.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

Total number of independent directors	7
% of total directors	50,00%

Indicate whether any director considered an independent director is receiving from the company or from its group any amount or benefit under any item that is not the remuneration for his/her directorship, or maintains or has maintained over the last year a business relationship with the company or any company in its group, whether in his/her own name or as a significant shareholder, director or senior manager of an entity that maintains or has maintained such a relationship.

Where applicable, include a reasoned statement from the Board with the reasons why it deems that this director can perform his/her duties as an independent director.

Name of director (person or company)	Description of relationship	Reasons

OTHER EXTERNAL DIRECTORS

Name of director (person or company)	Committee reporting or proposing appointment
JOSÉ MALDONADO RAMOS	APPOINTMENTS COMMITTEE

RAMÓN BUSTAMENTE Y DE LA MORA	APPOINTMENTS COMMITTEE

IGNACIO FERRERO JORDI	APPOINTMENTS COMMITTEE

SUSANA RODRÍGUEZ VIDARTE	APPOINTMENTS COMMITTEE

Total number of other external directors	4
% of total directors	28,57%

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

Detail the reasons why they cannot be considered proprietary or independent directors and their affiliations with the company or its management or its shareholders:

Name (person or company) of the director	Reasons	Company, executive or shareholder to which related
JOSÉ MALDONADO RAMOS	José Maldonado Ramos has been a director for a continuous period of more than 12 years.	Banco Bilbao Vizcaya Argentaria, S.A.

RAMÓN BUSTAMENTE Y DE LA MORA	Ramón Bustamante y de la Mora has been a director for a continuous period of more than 12 years.	Banco Bilbao Vizcaya Argentaria, S.A.

IGNACIO FERRERO JORDI	Ignacio Ferrero Jordi has been a director for a continuous period of more than 12 years.	Banco Bilbao Vizcaya Argentaria, S.A.

SUSANA RODRÍGUEZ VIDARTE	Susana Rodríguez Vidarte has been a director for a continuous period of more than 12 years.	Banco Bilbao Vizcaya Argentaria, S.A.

Indicate any changes that may have occurred during the period in the type of directorship of each director:

Name of director (person or company)	Date of change	Previous status	Current status
RAMÓN BUSTAMENTE Y DE LA MORA	17/12/2014	INDEPENDENT	EXTERNAL

IGNACIO FERRERO JORDI	17/12/2014	INDEPENDENT	EXTERNAL

SUSANA RODRÍGUEZ VIDARTE	17/12/2014	INDEPENDENT	EXTERNAL

C.1.4 Fill in the following table with information regarding the number of female directors over the last 4 years, and the nature of their directorships:

	Number of female directors				% of total female directors of each type
	Year 2014	Year 2013	Year 2012	Year 2011	Year 2014	Year 2013	Year 2012	Year 2011
Executive	0	0	0	0	0,00%	0,00%	0,00%	0,00%
Proprietary	0	0	0	0	0,00%	0,00%	0,00%	0,00%
Independent	2	2	2	1	28,57%	20%	18,18%	10%
Other external	1	0	0	0	25%	0,00%	0,00%	0,00%
Total:	3	2	2	1	21,43%	14,29%	14,29%	7,69%

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

C.1.5 Explain the measures, if any, that have been adopted to try to include a number of female directors on the Board that would mean a balanced presence of men and women.

Explanation of measures

Article 3 of the Board of Directors Regulations establishes that the proposals submitted to the General Meeting for appointment or reelection of directors and the appointments the Board makes directly to cover vacancies, exercising its powers of co-option, will be approved at the proposal of the Appointments Committee in the case of independent directors, and following a report from said Committee for all other directors. In any case, the proposal must be accompanied by a report of the Board explaining the grounds on which the Board of Directors has assessed the competence, experience and merits of the candidate proposed, which will be attached to the minutes of the General Meeting or of the Board of Directors. When there is a proposal to re-elect directors, the Board of Directors’ resolutions and deliberations on these matters will take place in the absence of the directors whose re-election is proposed who, if present, must leave the meeting. The Appointments Committee’s mission is to assist the Board of Directors in matters concerning the selection and appointment of directors and, in particular, to submit to the Board of Directors the proposals for the appointment, re-election or removal of independent directors and to report on the proposals for the appointment, re-election or removal of all other directors.

To such end, article 33 of the Board of Directors Regulations establish that the Committee will evaluate the balance of skills, knowledge and expertise on the Board of Directors, as well as the conditions that candidates should display to fill the vacancies arising, assessing the dedication necessary to be able to suitably perform their duties in view of the needs that the Company’s governing bodies may have at any time. The Committee will ensure that when filling new vacancies, the selection procedures are not marred by implicit biases that may entail any discrimination and in particular discrimination that may hinder the selection of female directors, trying to ensure that women who display the professional profile being sought are included on the shortlists. In the latest selection processes, the Appointments Committee has ensured that there are no implicit biases that may hinder the access of women to the vacancies. It evaluated the skills, knowledge and expertise of all the candidates according to the needs of the governing bodies at any given time, assessing the dedication necessary to be able to suitably perform their duties in the light of the principles contained in the BBVA Board of Directors Regulations. For these selection processes, the Committee has received support from one of the most prestigious consultancy firms on the international market in the selection of directors.

During these processes, the external expert was expressly requested to include women with the suitable profile among the candidates to be presented and the Committee analysed the personal and professional profiles of all the candidates presented on the basis of the information provided by the consultancy firm, according to the needs of the Bank’s governing bodies at any given time. The skills, knowledge and expertise necessary to be a Bank director were assessed and the rules on incompatibilities and conflicts of interest as well as the dedication deemed necessary to be able to comply with the duties were taken into account.

BBVA currently has three female directors on its governing body, one of whom is a member of the Group’s Executive Committee. The last appointment was that of Ms. Lourdes Máiz Carro, which was approved by the Annual Ordinary General Meeting held on 14th March 2014.

C.1.6 Explain the measures, if any, agreed by the Appointments Committee to ensure that selection procedures do not suffer from implicit biases that may hinder the selection of female directors, and that the company deliberately seeks and includes potential female candidates that meet the professional profile sought:

Explanation of measures

See above section.

During the selection processes, the Appointments Committee, pursuant to the Board of Directors Regulations, has ensured that women who meet the sought-after professional profile are included among the potential candidates. In addition it has made sure that the selection procedures do not include implicit biases that might hinder the selection of female directors.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

When, despite any measures that might have been adopted, the number of female directors is low or zero, explain the reasons:

Explanation of reasons

C.1.7 Explain the form of representation on the Board of shareholders with significant holdings.

C.1.8 Explain, where applicable, the reasons why proprietary directors have been appointed at the behest of a shareholder whose holding is less than 5% of the capital:

Indicate whether formal petitions have been ignored for presence on the Board from shareholders whose holding is equal to or higher than that of others at whose behest proprietary directors were appointed. Where applicable, explain why these petitions have been ignored.

NO

C.1.9 Indicate if any director has stood down before the end of his/her term of office, if the director has explained his/her reasons to the Board and through which channels, and if reasons were given in writing to the entire Board, explain below, at least the reasons that were given:

Name of director	Reason for leaving

C.1.10. Indicate any powers delegated to the managing directors(s):

Name of director (person or company)	Brief description
FRANCISCO GONZÁLEZ RODRÍGUEZ	Holds broad-ranging powers of representation and administration in line with his duties as Company Presidente

ÁNGEL CANO FERNÁNDEZ	Holds broad-ranging powers of representation and administration in line with his duties as Company Consejero Delegado.

JOSÉ MANUEL GONZÁLEZ-PÁRAMO MARTÍNEZ-MURILLO	Holds powers of representation and administration in line with his duties as Head of Global Economics, Regulation & Public Affairs.

C.1.11 Identify any members of the Board holding positions as directors or managers in other companies belonging to the listed company’s group:

Name of director (person or company)	Name of the Group Company	Position
FRANCISCO GONZÁLEZ RODRÍGUEZ	BBVA BANCOMER, S.A. INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO BBVA BANCOMER	DIRECTOR

FRANCISCO GONZÁLEZ RODRÍGUEZ	GRUPO FINANCIERO BBVA BANCOMER, S.A. DE C.V.	DIRECTOR

ÁNGEL CANO FERNÁNDEZ	BBVA BANCOMER, S.A. INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO BBVA BANCOMER	DIRECTOR

ÁNGEL CANO FERNÁNDEZ	GRUPO FINANCIERO BBVA BANCOMER, S.A. DE C.V.	DIRECTOR

ÁNGEL CANO FERNÁNDEZ	TURKIYE GARANTI BANKASI A.S.	DIRECTOR

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

C.1.12 Detail, where applicable, any company directors that sit on Boards of other companies publicly traded on regulated securities markets outside the company’s own group, of which the company has been informed:

Name of director (person or company)	Name of the listed company	Position
BELÉN GARIJO LÓPEZ	L’ORÉAL SOCIÉTÉ ANONYME	DIRECTOR

JUAN PI LLORENS	ECOLUMBER, S.A.	CHAIRMAN

C.1.13 Indicate and, where applicable, explain whether the company has established rules on the number of Boards on which its directors may sit:

YES

Explanation of the rules

Article 11 of the Board of Directors Regulations establishes that in the performance of their duties, directors will be subject to the rules on limitations and incompatibilities established under the applicable regulations at any time, and in particular, to the provisions of Spanish Act 10/2014 on the organisation, supervision and solvency of credit institutions. Article 26 of Act 10/2014 establishes that the directors of credit institutions may not hold at the same time more positions than those set out in one of the following combinations: (i) an executive position together with two non-executive positions; or (ii) four non-executive positions. Executive positions are defined as those performing management duties irrespective of the legal bond attributed by those duties. The following will count as a single position: 1) executive or non-executive positions held within the same group; 2) executive or non-executive positions held within: (i) entities belonging to the same institutional protection scheme; or (ii) companies in which the entity holds a significant stake. The positions held in non-profit organisations or entities pursuing non-commercial purposes shall not count when determining the maximum number of positions.

Likewise, directors may not provide professional services to enterprises competing with the Bank or any of its Group entities, or be an employee, manager or director of such companies unless they have received express prior authorisation from the Board of Directors or the General Meeting, whichever may be the authorising party, or unless these activities had been provided or performed before they became a Bank director, do not involve effective competition and had been reported to the Bank at that time. Directors may not take a direct or indirect stake in businesses or enterprises in which the Bank or its Group companies hold an interest, unless such stake was held prior to joining the Board of Directors or to the time when the Group took out its holding in such business or enterprise, or unless such companies are listed on domestic or international securities exchanges, or unless authorised to do so by the Board of Directors. Directors of the Bank may not be a director in companies in which the Group or any of the Group companies hold a stake. As an exception and when proposed by the Bank, executive directors are able to hold directorships in companies directly or indirectly controlled by the Bank with the approval of the Executive Committee, and in other associated companies with the approval of the Board of Directors. A person ceasing to be an executive director is obliged to resign from any office in a subsidiary or associate company that is held by virtue of such directorship.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

Non-executive directors may hold a directorship in the Bank’s associate companies or in any other Group company provided the directorship is not related to the Group’s holding in such companies. They must have prior approval from the Bank’s Board of Directors. For these purposes, holdings of the Bank or its Group companies resulting from its ordinary business activities, asset management, treasury trading, derivative hedging and/or other transactions will not be taken into account.

Likewise, directors may not hold political office or engage in other activities that might have public significance or affect the image of the Company in any manner, unless there is prior authorisation from the Board of Directors of the Bank.

C.1.14 Indicate the general corporate policies and strategies over which the Board has exclusive approval rights:

	YES	NO
The investment and funding policy	X
Definition of how the Group companies are structured	X
The corporate governance policy	X
The corporate social responsibility policy	X
The strategic or business plan and the annual management and budgetary targets	X
The senior managers’ remuneration and performance assessment policy	X
The risk control and management policy, and the regular monitoring of the internal information and oversight systems	X
The dividend policy and the treasury-stock policy, especially their limits	X

C.1.15 Indicate the overall remuneration for the Board of Directors:

Remuneration of the Board of Directors (€k)	15.407
Amount of overall remuneration corresponding to the rights accumulated by directors with respect to pensions (€k)	0
Overall remuneration of the Board of Directors (€k)	15.407

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

C.1.16 Identify members of senior management that are not in turn executive directors, and indicate the total remuneration accruing to them during the year:

Name (person or company)	Position
EDUARDO ARBIZU LOSTAO	LEGAL SERVICES AND COMPLIANCE

MANUEL SÁNCHEZ RODRÍGUEZ	UNITED STATES

RAMÓN MARÍA MONELL VALLS	I&T TECHNOLOGY

DON CARLOS TORRES VILA	DIGITAL BANKING

CRISTINA DE PARIAS HALCÓN	SPAIN AND PORTUGAL

MANUEL CASTRO ALADRO	GLOBAL RISK MANAGEMENT

IGNACIO DESCHAMPS GONZÁLEZ	GLOBAL LOBs AND SOUTH AMERICA

VICENTE RODERO RODERO	MEXICO

JUAN ASÚA MADARIAGA	CORPORATE AND INVESTMENT BANKING (CIB)

JUAN IGNACIO APOITA GORDO	HUMAN RESOURCES & SERVICES

JAIME SÁENZ DE TEJADA PULIDO	STRATEGY AND FINANCE

RICARDO GÓMEZ BARREDO	GLOBAL ACCOUNTING AND INFORMATION MANAGEMENT

IGNACIO MOLINER ROBREDO	BRAND AND COMMUNICATION

Total senior management remuneration (€k)	18.988

C.1.17 Indicate the identity of the Board members, if any, who are in turn members of the Board of Directors in companies of significant shareholders and/or in entities of their group:

Detail the relevant affiliations, other than those considered in the above paragraph, that link Board members to significant shareholders and/or companies in their group:

C.1.18 Indicate whether there has been any change in the Board regulations during the year:

YES

Description of changes

As a result of the publication of Act 10/2014 on the regulation, supervision and solvency of credit institutions, dated 26th June, and Act 31/2014 which amends the Corporate Enterprises Act insofar as improving corporate governance, of 3rd December, the Board of Directors, at the meeting held on 17th December 2014, approved the amendment of the text of the BBVA Board of Directors Regulations with the aim of adapting them to the new legal requirements.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

The main changes included in the Board of Directors Regulations as a result of the aforementioned legislation are detailed below:

•	The definitions of the different categories of directors (executive, proprietary, independent and other external) have been adapted to the provisions of Act 31/2014, that contains the legal definitions, which has involved the inclusion of the 12-year limitation in the position in the definition of independent director.

•	Inclusion of the duty of directors to meet the suitability requirements needed to hold the position (honourableness, knowledge and experience, and willingness to exercise good governance) and the duties of the directors to report to the Appointments Committee any events that may affect the assessment of their suitability and/or status.

•	A new article setting out the duties of the Consejero Delegado has been included.

•	A new article setting out the duties of the Lead Director has been included.

•	Due diligence has been added, with the express recognition of the business judgement rule in the area of strategic and business decisions.

•	The duty of loyalty of the directors has been adapted to the new regime established in Act 31/2014, which includes the obligation of the directors to avoid situations of conflict of interest.

•	The functions of the Board of Directors have been adapted to those set out in the new legislation, which requires a greater involvement of the Board in certain matters, and the following powers, among others, have been defined as Board powers that cannot be delegated:

•	The oversight and periodic control of the corporate governance system;

•	The appointment and severance of the senior managers and the determination of the basic conditions of their contracts, including their remuneration and the supervision of senior management and the bodies to which the Board of Directors confers authority, including the Chief Operating Officer;

•	The approval of a selection and diversity policy of members of the Board of Directors and selection and appointment of senior managers.

•	The delegation of proxy and voting rights of non-executive directors is regulated.

•	In general, the composition and functions of the Board of Directors Committees have been adapted to the new legislation.

C.1.19. Indicate procedures for selection, appointment, re-election, assessment and removal of directors. List the competent bodies, the procedures to be followed and the criteria to be employed in each procedure.

Selection and appointment procedure:

Articles 2 and 3 of the Board of Directors Regulations stipulate that the General Meeting is responsible for the appointment of the members of the Board of Directors. However, if a seat falls vacant, the Board of Directors has the authority to co-opt members.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

In any event, persons proposed for appointment as directors must meet the requirements of prevailing legislation, the specific regulations applicable to financial institutions, and the provisions of the Company Bylaws. In particular, directors should meet the necessary suitability requirements to exercise their directorship. Thus, they must be considered to be of commercial and professional good repute, with adequate knowledge and expertise to perform their duties and be in a situation in which they can exercise good governance of the entity. The Board of Directors will endeavour to ensure that the selection procedures for directors favour diversity in experience, knowledge, skills and gender and, in general, do not suffer from implicit biases that may imply any discrimination. The Board will submit its proposals to the General Meeting in such a way that there is an ample majority of non-executive directors over the number of executive directors on the Board and that the number of independent directors accounts for at least one third of the total Board members. The proposals submitted to the General Meeting for appointment or reelection of directors and the appointments the Board makes directly to cover vacancies, exercising its powers of co-option, will be approved at the proposal of the Appointments Committee in the case of independent directors, and following a report from said Committee for all other directors. In any case, the proposal must be accompanied by a report of the Board explaining the grounds on which the Board of Directors has assessed the competence, experience and merits of the candidate proposed, which will be attached to the minutes of the General Meeting or of the Board of Directors. The Board of Directors’ resolutions and deliberations on these matters will take place in the absence of the directors whose re-election is proposed who, if present, must leave the meeting. To such end, the Board of Directors Regulations establish that the Committee will evaluate the balance of skills, knowledge and expertise on the Board of Directors, as well as the conditions that candidates should display to fill the vacancies arising, assessing the dedication necessary to be able to suitably perform their duties in view of the needs that the Company’s governing bodies may have at any time. The Committee will ensure that when filling new vacancies, the selection procedures are not marred by implicit biases that may entail any discrimination and in particular discrimination that may hinder the selection of female directors, trying to ensure that women who display the professional profile being sought are included on the shortlists.

Directors will stay in office for the term established by the Company Bylaws or, if they have been co-opted, until the first General Meeting is held. Re-election:

See above section.

Assessment:

As indicated in article 17 t) of the Board of Directors Regulations, the Board is responsible for assessing the quality and efficiency of the Board’s operation and assessment of the performance of the duties of the Chairman of the Board. Such assessment will always begin with the report submitted by the Appointments Committee. Likewise, evaluation of the operation of its Committees, on the basis of the report that these submit to it. Moreover, article 5 of the Board of Directors Regulations establishes that the Chairman, as the person responsible for the efficient running of the Board of Directors, will organise and coordinate the periodic assessment of the Board’s performance with the Chairs of the relevant Committees. Moreover, article 5 ter of the Board of Directors Regulations establishes that the Lead Director will have special powers to direct the periodic assessment of the Chairman of the Board of Directors. Pursuant to the provisions of the Board of Directors Regulations, as in previous years, in 2014 the Board of Directors assessed the quality and efficiency of its own running and that of its Committees, as well as the performance of the duties of the Chairman, both as Chairman of the Board and as Chief Executive Officer of the Bank.

Severance:

Directors will stand down from office when the term for which they were appointed has expired, unless they are re-elected.

Directors must apprise the Board of Directors of any circumstances affecting them that might harm the Company’s reputation and credit and circumstances that may impact their suitability for the post.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

Directors must place their office at the disposal of the Board of Directors and accept its decision regarding their continuity or non-continuity in office, under the circumstances listed in section C.1.21 below. Should the Board resolve they not continue, they will be obliged to tender their resignation. .

In any event the directors will resign their positions on reaching 75 years of age. They must present their resignation at the first meeting of the Bank’s Board of Directors held after the General Meeting that approves the accounts for the year in which they reach this age.

C.1.20 Indicate whether the Board of Directors has assessed its activity during the year:

YES

If so, explain to what degree the self-assessment has led to significant changes in its internal organisation and the procedures applicable to its activities:

Description of changes

Article 17 of the Board of Directors Regulations establishes that the Board will the quality and efficiency of the Board’s operation and assessment of the performance of the duties of the Chairman of the Board. Such assessment will always begin with the report submitted by the Appointments Committee. Likewise, evaluation of the operation of its Committees, on the basis of the report that these submit to it. The Board of Director has done this during 2014.

This self-assessment process is a basic element for the analysis and assessment of the effectiveness of BBVA’s Corporate Governance System and is conducted by the bank’s administration bodies on an ongoing basis in the exercise of their duties and ensures the proper running of BBVA’s Corporate Governance System and its ongoing development and adaptation to the needs of the governing bodies at any given time, based on the circumstances that may affect the bank and its environment.

In 2014, the bank has analysed both its needs for improvement and the changes in the regulatory, supervisory and market areas, both at a national and international level, and introduced various measures to adapt its Corporate Governance system and practices to the new environment in which the bank carries out its activity.

Among other measures, in 2014 a procedure for verifying the information that is submitted for consideration by the corporate bodies was implemented, coordinated by a specific unit independent of the areas that prepare the information. The aim is to improve its quality, consistency and homogeneity and ensure that the governing bodies have sufficient, adequate and complete information to exercise their functions. The performance of the functions of this new unit has been reported to the Audit and Compliance Committee as part of its information supervision and control functions.

Likewise, to facilitate the proper performance of their duties by the directors, BBVA has improved the training model for the persons who join its governing bodies.

Also in 2014, the composition of its committees has been adapted to ensure that it is the most appropriate for the performance of their duties; and the Board Regulations have also been amended in relation to the Board Committees, as has been mentioned already. In this regard, a proposal has been put forward for submitting for the consideration of the next General Ordinary Meeting of Shareholders certain amendments to the regulations on the operation of the Board of Directors and the Board Committees as set out in the Company Bylaws in order to introduce certain improvements in their regulation.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

C.1.21 Indicate the circumstances under which directors are obliged to resign.

In addition to the circumstances set out in applicable legislation, as established in article 12 of the BBVA Board of Directors Regulations, the directors will stand down from office when the term for which they were appointed has expired, unless they are re-elected. Directors must apprise the Board of Directors of any circumstances affecting them that might harm the Company’s reputation and credit and circumstances that may impact their suitability for the post.

As set out in article 12 of the BBVA Board of Directors Regulations, directors must place their office at the disposal of the Board of Directors and accept its decision regarding their continuity or non-continuity in office, under the circumstances given below. Should the Board resolve they not continue, they will be obliged to tender their resignation.

•	When they are affected by circumstances of incompatibility or prohibition as defined under prevailing legislation, in the Company Bylaws or in these Regulations;

•	When significant changes occur in their professional or personal situation that may affect the condition by virtue of which they were appointed to the Board of Directors;

•	When they are in serious dereliction of their duties as directors;

•	When for reasons attributable to the director in his or her condition as such, serious damage has been done to the Company’s net worth, credit or reputation; or

•	When they lose their suitability to hold the position of director of the Bank.

C.1.22 Explain whether the role of chief executive officer in the company is performed by the chairman of the Board. If so, indicate the measures taken to limit the risks of accumulating powers in one sole person:

YES

Measures to limit risks

As set out in article 5 of the Board of Directors’ Regulations, the Chairman of the Board will also be the Bank’s first executive unless the Board of Directors resolves otherwise. However, BBVA has a corporate governance system that establishes effective mechanisms to avoid the concentration of power in one sole individual and guarantees effective control and efficient supervision of the Bank’s executives. These include:

The Board of Directors of BBVA has appointed a Consejero Delegado from among its members, as permitted by the Bank’s bylaws, who in accordance with article 5a of the Board of Directors Regulations is responsible for the ordinary management of the business, on whose performance he/she will report directly to the Board of Directors and to its Chairman. In performance of such duty, the Consejero Delegado will hold the broadest powers conferred by the Board of Directors. The BBVA Board of Directors comprises a broad majority of non-executive directors and half of the members of the Board are independent directors, allowing for an appropriate balance between the oversight and control duties of the corporate bodies. Pursuant to the Board of Directors Regulations, any director may request the inclusion of items on the agenda of the Board meeting that they deem advisable for the Company’s best interests. Article 18 of the Board of Directors Regulations also establishes the possibility that directors representing one quarter of the Board members in office at any time may request the holding of a Board meeting. Moreover, from among the independent directors and with the abstention of the executive directors, the Board of Directors has appointed a Lead Director who have special powers to request a Board of Directors meeting be convened or the inclusion of new items on the agenda of a Board meeting already convened, to coordinate and meet with the non-executive directors and to direct the periodic assessment of the Chairman of the Board of Directors. BBVA has an Executive Committee made up mostly of external directors that addresses the matters delegated by the Board of Directors, in accordance with current legislation, the Company Bylaws or the Board of Directors Regulations.

Moreover, in order to better perform its management oversight duties and duties regarding key issues such as risk management, remuneration, appointments and reviews of the financial statements, the Board of Directors has set up various Committees to support it, including the Audit & Compliance Committee, the Appointments Committee, the Remuneration Committee and the Risks Committee. These Committees assist the Board on matters within their remit, and their composition and rules of organisation and operation are described in detail in section C.2.4 below.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

These specialist Committees only comprise non-executive directors, most of whom are independent (the Audit & Compliance Committee is made up entirely of independent directors and the Risks Committee, the Appointments Committee and the Remuneration Committee have a majority of independent directors.)

Likewise, all the Committee Chairs are independent directors with extensive experience and autonomy in the management of their respective committees. Thus, they decide the agenda for the committees, call their meetings and have direct access to Bank executives, and can also freely hire assistance from external experts when they deem this necessary for the performance of their duties.

This structure and organisation of governing bodies and the operational system of the Board of Directors(based on specialist assistance on the most relevant issues from its Committees, that operate under a system independent of the Bank’s executives, setting their own agendas, calling the Bank executives to meetings as necessary and accessing all information required for the decision-making process), together with the duties performed by the Lead Director, guarantees a balanced Corporate Governance System that properly combines all its elements to avoid the accumulation of powers in one sole individual.

Indicate and, where applicable, explain whether rules have been established to empower one of the independent directors to request that a Board meeting be called or new business included on the agenda, to coordinate and voice the concerns of external directors and to direct the assessment by the Board of Directors

YES

Explanation of the rules

At its meeting held on 17th December 2014, from among its independent directors and with the abstention of the executive directors, the Board of Directors of BBVA appointed José Antonio Fernández Rivero as Lead Director of the Board of Directors, who have special powers to request a Board of Directors meeting be convened or the inclusion of new items on the agenda of a Board meeting already convened, to coordinate and meet with the non-executive directors and to direct the periodic assessment of the Chairman of the Board of Directors.

C.1.23 Are reinforced qualified majorities required, other than the legal majorities, for some type of resolution?

NO

Where applicable, describe the differences

C.1.24 Explain whether there are specific requirements, other than those regarding directors, to be appointed Chairman of the Board of Directors.

NO

C.1.25 Indicate whether the Chairman has a casting vote:

NO

C.1.26 Indicate whether the bylaws or the Board Regulations establish an age limit for directors:

YES

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

Age limit for Chairman	Age limit for Managing Director	Age limit for directors
0	0	75

C.1.27 Indicate whether the bylaws or the Board Regulations establish a limited term of office for independent directors, other than that established by law:

NO

C.1.28 Indicate whether the bylaws or the Board Regulations establish specific rules for proxy voting in the Board of Directors, the way this is done and, in particular, the maximum number of proxies a director may have, and whether it is mandatory to grant proxy to a director of the same type. If so, briefly give details on such standards.

The BBVA Board of Directors Regulations establishes that directors are required to attend the meetings of corporate bodies and the meetings of the Board Committees on which they sit, except for a justifiable reason. Directors shall participate in the deliberations, discussions and debates on matters submitted for their consideration.

However, article 21 of the Board of Directors Regulations establishes that should it not be possible for directors to attend any of the Board of Directors meetings, they may grant proxy to another director to represent and vote for them. This may be done by a letter or email sent to the Company with the information required for the proxy director to be able to follow the absent director’s indications. Non-executive directors may only grant their proxy to another director that is also nonexecutive.

C.1.29 Indicate the number of meetings the Board of Directors has held during the year. Where applicable, indicate how many times the Board has met without the Chairman in attendance. In calculating this number, proxies given with specific instructions will be counted as attendances.

Number of Board meetings	14
Number of Board meetings not attended by the Chairman	0

Indicate the number of meetings the Board’s different committees have held during the year.

Number of Executive Committee meetings	20
Number of Audit Committee meetings	12
Number of Appointments Committee meetings	8
Number of Remuneration Committee meetings	4
Number of Risks Committee meetings	45

C.1.30 Indicate the number of meetings held by the Board of Directors during the year attended by all its members. In calculating this number, proxies given with specific instructions will be counted as attendances.

Attendance of directors	14
% of attendances to total votes during the year	100%

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

C.1.31 Indicate whether the individual and consolidated financial statements presented for Board approval are certified beforehand:

NO

Where applicable, identify the person(s) who has(have) certified the Company’s individual and consolidated financial statements to be filed by the Board:

B.1.32 Explain the mechanisms, if any, established by the Board of Directors to prevent the individual and consolidated financial statements that it files from being presented to the General Meeting with a qualified auditors report.

Article 29 of the Board of Directors Regulations establishes that the Audit & Compliance Committee will be formed exclusively by independent directors who are not members of the Bank’s Executive Committee. Its mission is to assist the Board of Directors in overseeing the financial information and the exercise of the Group control duties. In this regard, its functions are as follows: Oversee the efficacy of the internal control of the Company, the internal audit and the risk-management systems in the process of drawing up and reporting the regulatory financial information, including tax risks. Also to discuss with the financial auditor any significant weaknesses in the internal control system detected when the audit is conducted and oversee the process of drawing up and reporting prescriptive financial information.

Moreover, article 3 of the Audit and Compliance Committee Regulations establishes that the Committee shall verify at appropriate intervals of time that the external audit program is being carried out in accordance with the contract conditions and is thereby meeting the requirements of the competent official agencies – particularly the Bank of Spain – and of the Bank’s governing bodies. The Committee will also periodically – at least once a year – request from the auditors their evaluation of the quality of the Group’s internal control procedures.

The Committee will take cognizance of any infringements, situations requiring adjustments, or anomalies that may be detected during the course of the external audit and are of a material nature; materiality in this context signifies those that, in isolation or as a whole, may give rise to a significant and substantive impact or harm to the assets, earnings or reputation of the Group; discernment of such matters will be at the discretion of the external auditors who, if in doubt, must opt to notify them.

In exercising these duties, the Audit and Compliance Committee holds monthly meetings with the External Auditor without the presence of executives, to monitor on an ongoing basis their work, guaranteeing that the activity is carried out under the best conditions and with no interference in management.

C.1.33 Is the company Secretary a director?

NO

C.1.34 Explain the appointment and severance procedures for the Secretary of the Board, indicating whether his/her appointment and severance have been reported to the Appointments Committee and approved by the Board in a plenary meeting.

Appointment and severance procedure

Article 23 of the BBVA Board of Directors Regulations establishes that after receiving a report from the Appointments Committee, the Board of Directors will elect a Secretary from among its members, unless it resolves to commend these duties to a non-member. The same procedure will apply for the severance of the Secretary from his/her duties.

	YES	NO
Does the Appointments Committee have a say in his/her appointment?	X
Does the Appointments Committee have a say in his/her severance?	X
Does the Board, in plenary session, approve the appointment?	X
Does the Board, in plenary session, approve the severance?	X

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

Does the Board Secretary have the specific duty of securing compliance with corporate governance recommendations?

YES

Comments

As set out in article 23 of the Board of Directors Regulations, the Secretary, in addition to the duties attributed by law and by the Bylaws, will endeavour to ensure that the actions of the Board of Directors are in line with applicable regulations and in compliance with the Company Bylaws and other internal standards.

C.1.35 Indicate what mechanisms the company has established, if any, to preserve the independence of the external auditors, the financial analysts, the investment banks and the rating agencies.

The BBVA Audit and Compliance Committee Regulations establish that this Committee’s duties, described in section C.2.4.4, include ensuring the independence of the external audit in two ways:

•	Avoiding any possibility of the warnings, opinions or recommendations of the auditors being adversely influenced.

•	Stipulating as incompatible the provision of audit and consulting services unless there are not available in the market alternatives as regards content, quality or efficiency of equal value to those which the audit firm or firms in its group could provide; in this case approval by the Committee will be required, but this decision can be delegated in advance to its Chairman.

This matter is the subject of special attention by the Audit and Compliance Committee, which holds regular meetings with the external auditor, without Bank directors being present, to know the details of the progress and quality of the external audit work, as well as to confirm the independence of the performance of their duties. It also monitors the engagement of consultancy services to ensure compliance with the Committee’s Regulations and applicable legislation in order to safeguard the independence of the external auditor.

Moreover, in accordance with the provisions of point f), section 4 of article 529m of the Corporate Enterprises Act and article 30 of the BBVA Board of Directors Regulations, the Audit and Compliance Committee each year before the external financial auditor issues their report on the financial statements, has to issue a report expressing an opinion on the independence of the external financial auditor. This report must unfailingly contain the valuation of the provision of any services referred to in the previous subsection, considered individually and as a whole, other than the legally-required audit and with respect to the regime of independence or to the standards regulating audits. The external auditor must issue, also on an annual basis, a report confirming its independence via-à-vis BBVA or entities linked to BBVA, either directly or indirectly, with information on the additional services of any kind provided to these entities by said auditors, or by the individuals or entities linked to them, as set out in the redrafted text of the Audit Act.

In this regard, the relevant reports confirming the auditor’s independence have been issued in 2014.

In addition, as BBVA’s shares are listed on the New York Stock Exchange, it is subject to compliance with the Sarbanes Oxley Act and its implementing regulations.

C.1.36 Indicate whether the company has changed its external auditor during the year. If so, identify the incoming and outgoing auditors:

NO

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

If there were disagreements with the outgoing auditor, explain their grounds:

Explanation of disagreements

C.1.37 Indicate whether the audit firm does other work for the company and/or its group other than the audit. If so, declare the amount of fees received for such work and the percentage of such fees on the total fees charged to the company and/or its group:

YES

	Company	Group	Total
Amount of non-audit work (€k)	1.291	2.072	3.363
Amount of non-audit work / total amount billed by the audit firm (%)	10,29	13,31	11,96

C.1.38 Indicate whether the audit report on the annual financial statements for the previous year contained reservations or qualifications. If so, indicate the reasons given by the chair of the audit committee to explain the content and scope of such reservations or qualifications.

NO

C.1.39 Indicate the number of consecutive years during which the current audit firm has been auditing the financial statements for the company and/or its group. Indicate the percentage of the number of years audited by the current audit firm to the total number of years in which the annual financial statements have been audited:

	Company	Group
Number of consecutive years	12	12
Number of years audited by current audit firm / number of years the company has been audited (%)	85,71%	85,71%

C.1.40 Indicate and, where applicable, give details on the existence of a procedure for directors to engage external advisory services:

YES

Details of the procedure

Article 6 of the BBVA Board of Directors Regulations expressly recognises that directors may request any additional information and advice they require to comply with their duties, and may request the Board of Directors for assistance from external experts on matters subject to their consideration whose special complexity or importance so requires.

The Audit & Compliance Committee, pursuant to article 31 of the Board of Directors Regulations, may engage external advisory services for relevant issues when it considers that these cannot be properly provided by experts or technical staff within the Group on grounds of specialisation or independence. Under articles 34, 37 and 40 of the Board of Directors Regulations, the rest of the Committees may obtain such advice as may be necessary to establish an informed opinion on matters related to its business. This will be done through the Secretariat of the Board.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

C.1.41 Indicate and, where applicable, give details on the existence of a procedure for directors to obtain the information they need to prepare the meetings of the governing bodies with sufficient time:

YES

Details of the procedure

Article 6 of the Board of Directors Regulations establishes that before meetings the directors will be apprised of the necessary information to be able to form their own opinions regarding questions corresponding to the Bank’s corporate bodies. They may request any additional information and advice they require to comply with their duties.

Exercise of these rights will be channelled through the Chairman or Secretary of the Board of Directors, who will attend to requests by providing the information directly or by establishing suitable arrangements within the organisation for this purpose, unless a specific procedure has been established in the regulations governing the Board Committees.

C.1.42 Indicate and, where applicable give details, whether the company has established rules requiring directors to inform and, where applicable, resign under circumstances that may undermine the company’s credit and reputation:

Explanation of the rules

In accordance with article 12 of the Board of Directors Regulations, directors must apprise the Board of Directors of any circumstances affecting them that might harm the Company’s reputation and credit and circumstances that may impact their suitability for the post.

Directors must place their office at the disposal of the Board of Directors and accept its decision regarding their continuity or non-continuity in office. Should the Board resolve they not continue, they will be obliged to tender their resignation when for reasons attributable to the director in his or her condition as such, serious damage has been done to the Company’s net worth, credit or reputation or when they lose their suitability to hold the position of director of the Bank.

C.1.43 Indicate whether any member of the Board of Directors has informed the company of any legal suit or court proceedings against him or her for any of the offences listed in article 213 of the Corporate Enterprises Act:

NO

Indicate whether the Board of Directors has analysed the case. If so, explain the grounds for the decision taken as to whether or not the director should retain his/her directorship or, where applicable, describe the actions taken or planned to be taken by the Board of Directors on the date of this report.

Decision adopted/action taken	Reasoned explanation

C.1.44 Detail significant agreements reached by the Company that come into force, are amended or concluded in the event of a change in the control of the company stemming from a public takeover bid, and its effects.

C.1.45 Identify in aggregate terms and indicate in detail any agreements between the company and its directors, managers or employees that have guarantee or ring-fencing severance clauses for when such persons resign or are wrongfully dismissed or if the contractual relationship comes to an end due to a public takeover bid or other kinds of transactions.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

Number of beneficiaries	68
Type of beneficiary 1 executive director 13 members of the Management Committee (excluding executive directors) 54 technical & specialist professionals

Description of agreement

The Bank is committed to pay severance indemnity to the director José Manuel González-Páramo Martínez-Murillo, whose contract recognises his right to receive an indemnity in the event of severance on grounds not due to his own will, death, retirement, invalidity or dereliction of duties, equivalent to twice his fixed remuneration.

In addition, 13 members of the Management Committee are entitled to receive compensation payment in the event of severance on grounds other than their own will, retirement, disability or dereliction of duties. Its amount will be calculated by factoring in the fixed elements of the Bank employee’s remuneration and length of office and which under no circumstances are paid in the event of lawful dismissal for misconduct by decision of the employer on grounds of the worker’s dereliction of duties.

The Bank has also agreed compensation clauses with some employees (54 technical and specialist professionals) in the event of unfair dismissal. The amount of this compensation is calculated as a function of the wage and professional conditions of each employee.

Indicate whether these contracts must be disclosed and/or approved by the company or group governance bodies:

	Board of Directors	General Meeting
Body authorising the clauses	YES	NO

	YES	NO
Is the General Meeting informed of the clauses?	x

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

C.2 Board of Directors Committees

C.2.1 Detail all the Board Committees, their members and the proportion of proprietary directors and independent directors sitting on them:

EXECUTIVE COMMITTEE

Name	Position	Type

FRANCISCO GONZÁLEZ RODRÍGUEZ	CHAIRMAN	EXECUTIVE

ÁNGEL CANO FERNÁNDEZ	MEMBER	EXECUTIVE

SUSANA RODRÍGUEZ VIDARTE	MEMBER	OTHER EXTERNAL

IGNACIO FERRERO JORDI	MEMBER	OTHER EXTERNAL

JOSÉ MALDONADO RAMOS	MEMBER	OTHER EXTERNAL

% executive directors	40%
% proprietary directors	0%
% independent directors	0%
% other external directors	60%

AUDIT COMMITTEE

Name	Position	Type

JOSÉ LUIS PALAO GARCÍA-SUELTO	CHAIRMAN	INDEPENDENT

BELÉN GARIJO LÓPEZ	MEMBER	INDEPENDENT

CARLOS LORING MARTÍNEZ DE IRUJO	MEMBER	INDEPENDENT

TOMÁS ALFARO DRAKE	MEMBER	INDEPENDENT

% executive directors	0%
% proprietary directors	0%
% independent directors	100%
% other external directors	0%

REMUNERATION COMMITTEE

Name	Position	Type

CARLOS LORING MARTÍNEZ DE IRUJO	CHAIRMAN	INDEPENDENT

IGNACIO FERRERO JORDI	MEMBER	OTHER EXTERNAL

JOSÉ MALDONADO RAMOS	MEMBER	OTHER EXTERNAL

JUAN PI LLORENS	MEMBER	INDEPENDENT

TOMÁS ALFARO DRAKE	MEMBER	INDEPENDENT

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

% executive directors	0%
% proprietary directors	0%
% independent directors	60%
% other external directors	40%

APPOINTMENTS COMMITTEE

Name	Position	Type

TOMÁS ALFARO DRAKE	CHAIRMAN	INDEPENDENT

JOSÉ ANTONIO FERNÁNDEZ RIVERO	MEMBER	INDEPENDENT

JOSÉ MALDONADO RAMOS	MEMBER	OTHER EXTERNAL

JOSÉ LUÍS PALAO GARCÍA-SUELTO	MEMBER	INDEPENDENT

SUSANA RODRÍGUEZ VIDARTE	MEMBER	OTHER EXTERNAL

% executive directors	0%
% proprietary directors	0%
% independent directors	60%
% other external directors	40%

RISKS COMMITTEE

Name	Position	Type

JOSÉ ANTONIO FERNÁNDEZ RIVERO	CHAIRMAN	INDEPENDENT

JOSÉ LUIS PALAO GARCÍA-SUELTO	MEMBER	INDEPENDENT

JUAN PI LLORENS	MEMBER	INDEPENDENT

RAMÓN BUSTAMENTE Y DE LA MORA	MEMBER	OTHER EXTERNAL

SUSANA RODRÍGUEZ VIDARTE	MEMBER	OTHER EXTERNAL

% executive directors	0%
% proprietary directors	0%
% independent directors	60%
% other external directors	40%

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

C.2.2 Fill in the following table with information on the number of female directors sitting on Board Committees over the last four years:

	Number of female directors
	Year 2014		Year 2013		Year 2012		Year 2011
	Number	%	Number	%	Number	%	Number	%
Executive Committee	1	20%	1	16,66%	—	—	—	—
Audit Committee	1	25%	1	20%	2	33,33%	1	20%
Appointments & Remuneration Committee	—	—	—	—	—	—	—	—
Appointments Committee	1	20%	1	20%	1	20%	1	20%
Remuneration Committee	—	—	1	20%	1	20%	1	20%
Risks Committee	1	20%	—	—	—	—	—	—

C.2.3 Indicate the duties assigned to the Audit Committee:

	YES	NO

Supervise the process of drawing up the financial information and its integrity for the Company and its Group, reviewing compliance with regulatory requirements, suitable scope of the consolidation perimeter and the correct application of accounting principles.

X
Periodically review the systems of internal risk management and oversight to ensure that the principal risks are properly identified, managed and made known.	X

Ensure the independence and effectiveness of the internal audit; propose the selection, appointment, re-election and severance of the internal audit officer; propose the budget for the internal audit service; receive periodic information on their activities; and verify that the senior management pay due heed to the conclusions and recommendations of their reports.

X

Establish and supervise a mechanism that enables employees to confidentially and, if this is deemed appropriate, anonymously communicate irregularities they notice within the Company that may be of potential importance, especially financial and accounting irregularities.

X
Put to the Board the proposals for selection, appointment, re-election and substitution of the external auditor and the terms and conditions of engagement.	X
Receive regular information from the external auditor on the audit plan and the outcome of its execution, verifying that the senior management takes due note of its recommendations.	X
Ensure the independence of the external auditor.	X

C.2.4 Give a description of the rules governing the organisation and running of each of the Board Committees and the responsibilities attributed to each.

2.4.1. APPOINTMENTS COMMITTEE: Article 34 of the Board Regulations regulates the rules of organisation and operation of the Appointments Committee, establishing that it will meet as often as necessary to perform its duties, convened by its Chair or by whoever stands in for its Chair pursuant to the provisions of article 32 of the Regulations. The Committee may request the attendance at its sessions of persons with tasks in the Group that are related to the Committee’s duties. It may also obtain advice as necessary to establish criteria related to its business. This will be done through the Secretary of the Board. For all else, the system for convening meetings, quorums, adopting resolutions, minutes and other details of its operation will be in accordance with the provisions of the Board Regulations insofar as they are applicable.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

2.4.2. REMUNERATION COMMITTEE: Article 37 of the Board Regulations establishes the rules of organisation and operation: The Remuneration Committee will meet as often as necessary to perform its duties, convened by its Chair or by whoever stands in for its Chair pursuant to article 35above . The Committee may request the attendance at its sessions of persons with tasks in the Group that are related to the Committee’s duties. It may also obtain such advice as may be necessary to establish an informed opinion on matters related to its business. This will be done through the Secretariat of the Board. For all else, the system for convening meetings, quorums, adopting resolutions, minutes and other details of its operation will be in accordance with the provisions of the Board of Directors Regulations insofar as they are applicable.

2.4.3. EXECUTIVE COMMITTEE: As regards the rules of organisation and operation of this Committee, article 28 of the Board Regulations establishes that the Executive Committee will meet on the dates indicated in the annual calendar of scheduled meetings and when the Chairman or acting chairman so decides. All other aspects of its organisation and operation will be subject to the provisions established by the Board Regulations. Once the minutes of the meetings of the Executive Committee are approved, they will be signed by the secretary of the meeting and countersigned by whoever chaired the meeting.

Directors will be given access to the approved minutes of the Executive Committee at the beginning of Board meetings, so that they can be apprised of the content of its meetings and the resolutions it has adopted.

2.4.4 AUDIT AND COMPLIANCE Y COMMITTEE: Article 31 of the Board Regulations establishes the following rules of organisation and operation: The Audit & Compliance Committee will meet as often as necessary to comply with its functions although an annual calendar of meetings will be drawn up in accordance with its mission

Executives heading areas that manage matters within the scope of its competence, especially the Accounting, Internal Audit and Regulatory Compliance departments, may be called to its meetings and, other staff from these departments who have particular knowledge or responsibility in the matters contained on the agenda, when their presence at the meeting is deemed advisable. However, only the Committee members and the Secretary shall be present when the results and conclusions of the meeting are assessed.

The Committee may engage external advisory services for relevant issues when it considers that these cannot be properly provided by experts or technical staff within the Group on grounds of specialisation or independence.

The Committee may call on the personal co-operation and reports of any employee or member of the management team when it considers that this is necessary for compliance its functions in relevant issues. The usual channel for a request of this nature shall be through the reporting lines of the Company. However, in exceptional cases the request may be notified directly to the person in question. The system of convening meetings, quorums, the approval of resolutions, minutes and other details of its system of operation will be governed by the provisions of the Board Regulations insofar as they are applicable to the Committee and by any specific Regulations that may be established.

2.4.5. RISKS COMMITTEE: Article 40 of the Board Regulations establishes the rules of organisation and operation: The Risk Committee will meet as often as necessary to comply with its duties, convened by its Chair or by whoever stands in for its Chair pursuant to the provisions of the previous article 38, although an annual calendar of meetings will be drawn up in accordance with its mission. The Committee may request the attendance of the Group Risks Officer at its meetings, and also of other executives heading the different risks areas or the persons who, within the Group organisation, have missions related to its functions. It may also obtain such advice as may be necessary to establish an informed opinion on matters related to its business. This will be done through the Secretariat of the Board. The system of convening meetings, quorums, the adoption of resolutions, minutes and other details of its procedures will be governed by the provisions defined in these Regulations for the Board of Directors insofar as they are applicable to the Committee and by the specific Committee Regulations.

C.2.5 Indicate, where applicable, the existence of regulations for the Board Committees, where they can be consulted and any amendments made to them during the year. Indicate whether an annual report on the activities of each committee has been drawn up voluntarily.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

The Board of Directors Regulations are available on the Company’s website and regulate the composition, duties and operation of the Board Committees. At the meeting held on 17th December 2014, the duties of the Committees have been amended in order to adapt the Board Regulations to the Corporate Enterprises Act, in its drafting given by Act 31/2014, and to Act 10/2014 on the regulation, supervision and solvency of credit institutions.

APPOINTMENTS COMMITTEE

The Chair of the Appointments Committee submitted a report to the BBVA Board of Directors on its activities during 2014, describing the tasks carried out with respect to the appointment and re-election of directors in the course of the year, the assessment of the performance of the duties of the Chairman of the Board, the review of the status of the independent directors and the proposals for the appointment and severance of the members of the Management Committee.

REMUNERATION COMMITTEE

The Chair of the Remuneration Committee submitted a report to the BBVA Board of Directors on its activities during 2014, describing the following aspects: analysis of the Group’s remuneration policy for 2014 and establishment of the limit on the annual variable remuneration in accordance with Spanish and European regulations; the conditions of the variable remuneration system for the management team for 2014; the remuneration system for non-executive directors; and remuneration matters related to executive directors, such as the determination of the fixed remuneration and “benchmark bonus” for 2014 and the payment of the annual variable remuneration for 2013. The Chair also explained the tasks performed by the Committee in relation to the Annual Remuneration Report for BBVA Directors , proposed to the Board for a consultative vote at the General Meeting, and the supervision of the remuneration of the heads of the Risks and Compliance areas.

AUDIT AND COMPLIANCE COMMITTEE

The BBVA Audit & Compliance Committee has also a set of specific Regulations approved by the Board, which govern its operation and powers. These Regulations are available on the corporate website and no amendments have been made to them during 2014.

The Chair of the Audit and Compliance Committee submitted to the Board of Directors a report on its activity in 2014, giving an account of the tasks performed by the Committee in relation to the functions within its remit, indicating that the Committee had carried out its activity with no incidents and fulfilled its duties in relation to the supervision of the internal control system for financial-accounting information; the monitoring and supervision of the internal and external audits; the matters related to compliance; and those related to the regulatory area. Information was provided on the “Comprehensive Assessment” asset quality review and stress test process carried out during the year by the supervisory authorities; on the annual plan for the Compliance area and its regular monitoring; and the communications with both national and international supervisory and regulatory authorities. With respect to the external audit, it covered the working plans, schedules and communication with the external auditors, the Committee having ensured the independence of the external auditor in compliance with applicable regulations.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

RISKS COMMITTEE

The BBVA Risks Committee also has a set of specific Regulations approved by the Board, which govern its operation and powers. These Regulations are available on the corporate website and no amendments have been made to them during 2014.

The Chair of the Risks Committee submitted to the Board of Directors a report related to the most significant aspects of the activity carried out in 2014 by the Committee in the performance of its duties, giving an account of the regulatory analysis conducted on the corporate policies, the proposed limits on the Group’s different risks and the treatment of the transactions put to its consideration, on which the relevant report had been issued. The Chair also informed on the Group’s risk management model and its development, also giving an account of the regular monitoring of the development of the fundamental metrics established in the Group’s risk management scheme. The Chair also provided information on the work carried out by the Committee in relation to the review of the general policies and specific rules, as well as on the infrastructure plans and their development, for the purpose of risk management governance; on the monitoring of the liquidity and funding ratios established by the Group; on the management and develop of credit risk, with a detailed analysis of its positioning by classes of assets, distribution by geographical area, portfolio and customer, as well as on the development of the main ratios and metrics; and on the monitoring and evolution of the rest of the principal risks managed by the Group, paying special attention to the model for managing technological risk and highlighting the new operational risk model established by the Group, following the approval of Operational Risk Policy.

C.2.6 Indicate whether the composition of the executive committee reflects the distribution of different classes of directorship on the Board:

YES

Otherwise, explain the composition of the executive committee

D RELATED-PARTY TRANSACTIONS AND INTRA-GROUP TRANSACTIONS

D.1 Identify the competent body and explain the procedure, if any, for approving related-party and intra-group transactions.

Competent body for approving related-party transactions

BOARD OF DIRECTORS

Procedure for approving related-party transactions

Article 17 s) of the Board of Directors Regulations establishes that the Board is responsible for approving, where applicable, transactions that the Company or its Group companies may make with directors or shareholders that individually or in concert hold a significant interest. This includes shareholders represented on the Company’s Board of Directors or the boards of other Group companies, or with parties related to them, with the exceptions established by law.

Moreover, article 8 of the Board of Directors Regulations establishes that approval of the transactions of the Company or its Group companies with directors needing to be approved by the Board of Directors, will be granted after receiving a report from the Audit Committee. The only exceptions to this approval will be transactions that simultaneously meet the three following specifications: 1) They are carried out under contracts with standard terms and are applied en masse to a large number of customers; 2) They go through at market rates or prices set in general by the party acting as supplier of the goods or services; and 3) They are worth less than one per cent of the Company’s annual revenues.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

State whether the approval of related-party transactions has been delegated, indicating the body or parties in which said approval has been delegated, if any.

D.2 Detail any significant transactions, entailing a transfer of a significant amount or obligations between the company or its group companies, and the company’s significant shareholders:

Name of the significant shareholder (person or company)	Name of the company or group entity	Type of transaction	Type of transaction	Amount (€k)

D.3 Detail any significant transactions entailing a transfer of a significant amount or obligations between the company or its group companies, and the directors and/or senior managers:

Name of the directors and/or senior managers (person or company)	Name of the related party (person or company)	Nature of relationship	Nature of transaction	Amount (€k)

D.4 Detail the significant transactions in which the company has engaged with other companies belonging to the same group, except those that are eliminated in the process of drawing up the consolidated financial statements and that do not form part of the company’s usual trade with respect to its object and conditions.

In any event, provide information on any intra-group transaction with companies established in countries or territories considered tax havens:

Name of the Group Company	Brief description of the transaction	Amount (€k)
BBVA GLOBAL FINANCE LTD.	Holding of securities representing debt	1.890
BBVA GLOBAL FINANCE LTD.	Current account deposits	6.725
BBVA GLOBAL FINANCE LTD.	Issue-linked subordinated liabilities	387.971
BBVA INTERNATIONAL LIMITED	Holding of securities representing debt	2.238
BBVA INTERNATIONAL LIMITED	Current account deposits	2.536
BBVA INTERNATIONAL LIMITED	Issue-linked subordinated liabilities	9.206

D.5 State the amount of the transactions carried out with other related parties.

D.6 Detail the mechanisms established to detect, determine and resolve possible conflicts of interest between the company and/or its group, and its directors, managers and/or significant shareholders.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

Articles 7 and 8 of the Board Regulations regulate issues relating to possible conflicts of interest as follows:

Article 7

Directors must adopt necessary measures to avoid finding themselves in situations where their interests, whether for their own account or for that of others, may enter into conflict with the corporate interest and with their duties with respect to the Company, unless the Company has granted its consent under the terms established in applicable legislation and in these Regulations.

Likewise, they must refrain from participating in deliberations and votes on resolutions or decisions in which they or a related party may have a direct or indirect conflict of interest, unless these are decisions relating to appointment to or severance from positions on the governing body.

Directors must notify the Board of Directors of any situation of direct or indirect conflict that they or parties related to them may have with respect to the Company’s interests.

Article 8

The duty of avoiding situations of conflicts of interest referred to in the previous article obliges the directors to refrain from, in particular:

i) Carrying out transactions with the Company, unless these are ordinary business, performed under standard conditions for the customers and of insignificant quantity. Such transactions are deemed to be those whose information is not necessary to provide a true picture of the net worth, financial situation and performance of the Company;

ii) Using the name of the Company or invoking their position as director to unduly influence the performance of private transactions;

iii) Making use of corporate assets, including the Company’s confidential information, for private ends;

iv) Taking advantage of the Company’s business opportunities;

v) Obtaining advantages or remuneration from third parties other than the Company and its Group, associated to the performance of their position, unless they are mere tokens of courtesy;

vi) Engaging in activities for their own account or on behalf of third parties that involve effective actual or potential competition with the Company or that, in any other way, bring them into permanent conflict with the Company’s interests.

The above provisions will also apply should the beneficiary of the prohibited acts or activities described in the previous subsections be a related party to the director. However, the Company may dispense with the aforementioned prohibitions in specific cases, authorising a director or a related party to carry out a certain transaction with the Company, to use certain corporate assets, to take advantage of a specific business opportunity or to obtain an advantage or remuneration from a third party.

When the authorisation is intended to dispense with the prohibition against obtaining an advantage or remuneration from third parties, or affects a transaction whose value is over ten per cent of the corporate assets, it must necessarily be agreed by a General Meeting resolution. The obligation not to compete with the Company may only be dispensed with when no damage is expected to the Company or when any damage that is expected is compensated by benefits that are foreseen from the dispensation. The dispensation will be conferred under an express and separate resolution of the General Meeting.

In other cases, the authorisation may also be resolved by the Board of Directors, provided the independence of the members conferring it is guaranteed with respect to the director receiving the dispensation. Moreover, it will be necessary to ensure that the authorised transaction will not do harm to the corporate net worth or, where applicable, that it is carried out under market conditions and that the process is transparent.

Approval of the transactions of the Company or its Group companies with directors needing to be approved by the Board of Directors, will be granted after receiving a report from the Audit Committee. The only exceptions to this approval will be transactions that simultaneously meet the three following specifications: 1) They are carried out under contracts with standard terms and are applied en masse to a large number of customers; 2) They go through at market rates or prices set in general by the party acting as supplier of the goods or services; and 3) They are worth less than one per cent of the Company’s annual revenues.

Since BBVA is a credit institution, it is subject to the provisions of Act 10/2014, dated 26th June, on the regulation, supervision and solvency of credit institutions, whereby the directors and general managers or similar may not obtain credits, bonds or guarantees from the Bank on whose board or management they work, above the limit and under the terms established by the regulations, unless expressly authorised by the Bank of Spain.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

All the members of the Board of Directors and the senior management are subject to the Company’s Code of Conduct on the Securities Markets. This Code is intended to control possible conflicts of interest. It establishes that everyone subject to it must notify the head of their area or the Compliance Unit of situations that could potentially and under specific circumstances may entail conflicts of interest that could compromise their impartiality, before they engage in any transaction or conclude any business in which they could arise.

D.7 Are more than one of the Group’s companies listed in Spain as publicly traded companies?

NO

Identify the subsidiaries listed in Spain:

Subsidiaries listed

Indicate whether the respective areas of business and any potential relations between them and any potential business relations between the holding company and the listed subsidiary and other group companies have been publicly defined;

Define any potential business relations between the holding company and the listed subsidiary company and between the listed subsidiaries and other group companies

Identify the mechanisms established to resolve any potential conflicts of interest between the listed subsidiary and the other companies of the group:

Mechanisms to resolve possible conflicts of interest

E RISK CONTROL AND MANAGEMENT SYSTEMS

E.1 Explain the scope of the company’s Risk Management System.

The BBVA Group has a general model of risk management and control in place which is appropriate to its business model, its organisation and the geographical areas in which it operates, that enables it to carry out its activity within the framework of the risk control and management strategy and policy defined by the Bank’s corporate bodies and adapt to a changing economic and regulatory environment, addressing its management in a global way adapted to the circumstances.

The risk management function at BBVA (Global Risk Management) is organised and developed by establishing procedures and specific rules for each type of risk, bringing the model’s elements closer to the day-to-day management of risks in the Group.

The elements comprising the model are:

1. A system of governance and organisation of the risk management function that has an adequate definition of roles and responsibilities in all areas, a series of committees and delegation structures, and an internal control system which is consistent with the nature and scale of the risks.

2. A Group risk appetite approved by the Board of Directors that determines the risks and the risk level that the Group is willing to assume to achieve its business objectives.

3. A management model that, in addition to a risk planning scheme, also includes a homogeneous set of regulations and comprehensive management of the risks throughout their life cycle.

4. A framework of risk identification, evaluation, monitoring and reporting that provides the model with a dynamic and proactive vision to enable compliance with the risk appetite, even in unfavourable scenarios.

5. An adequate infrastructure that ensures that the Group has the human, technological and methodological resources needed for effective management and supervision of risks in order to carry out the functions included in the Group’s model.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

Below are some notes on risk management by risk type:

•	Credit risk: It represents the most important risk for the Group and includes management of counterparty risk, issuer risk, settlement risk and country risk. Credit risk management at BBVA is based on the following principles: A) availability of basic information for assessing risks, proposing risks and having supporting documentation for approval purposes; B) sufficient customer fund generation and solvency to assume the repayments of principal and interest on loans owed; C) establishment of adequate and sufficient guarantees to allow effective recovery of the operation, considered a secondary and exceptional method of recovery for when the first has failed. The Group’s credit risk management is based on an integrated structure covering all the functions that permits objective and independent decision-making throughout its life cycle.

•	Structural interest-rate risk: This includes the potential impact that changes in market interest rates have on the net interest income and book value of entities. This risk has a decentralised management model in the Group where the Balance-Sheet Management unit, belonging to Strategy and Finance, designs and executes through ALCO the strategies to implement, in accordance with the tolerances set out in the risk appetite framework.

•	Structural exchange-rate risk: In the BBVA Group, structural exchange-rate risk is managed in a centralised way and is focused on the risk that arises from the consolidation of holdings in subsidiaries with functional currencies other than the euro. The corporate Balance-Sheet Management unit, through ALCO, designs and executes the hedging strategies with the main purpose of controlling the potential negative effect of exchange-rate fluctuations on capital ratios and on the equivalent value in euros of the foreign-currency earnings of the different subsidiaries, considering the transactions according to market expectations and their cost.

•	Structural equity risk: The Group’s exposure to this risk mainly stems from its holdings in non-strategic industrial and financial companies with mid-term and long-term investment horizons. It is managed in accordance with the corporate risk management policies for equity positions in the equity portfolio, in order to ensure their adaptation to BBVA’s business model and its risk tolerance level.

•	Market risk (trading portfolio): This arises from the probability that there may be losses in the value of the positions held as a result of changes in the market prices of financial instruments. The Group uses the Value at Risk (VaR) model to measure market risk.

•	Liquidity risk: The short-term aim of the control, monitoring and management of liquidity and funding risk is to meet the payment commitments in due time and form, without having to raise funds under burdensome conditions or conditions that may damage the institution’s reputation. In the medium and long term, the aim is to ensure that the Group’s funding structure is appropriate and that its evolution is suitable regarding the economic situation, the markets and the regulatory changes, in accordance with the established risk appetite.

•	Operational risk: The Group’s operational risk management is based on the value drivers provided by the Advanced Measurement Approach model (AMA): knowledge, identification, prioritisation and management of potential and actual risks, supported by a governance model to drive management across all the Group’s units. The aim is to reduce operational losses through management of an adequate control environment.

E.2 Identify the corporate bodies responsible for drawing up and enforcing the Risk Management System.

BBVA’s risk governance system is characterized by a special involvement of its corporate bodies, both in setting the risk strategy and in monitoring and supervising its implementation on an ongoing basis.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

The Board of Directors approves the risk strategy and supervises the internal control and management systems. Specifically, the strategy approved by the Board includes, at least, the Group’s risk appetite statement, the fundamental metrics and the basic structure of limits by geographical areas, types of risk and classes of assets, as well as the bases of the risk management and control model established in this way. The Board ensures that the budget is in line with the approved risk appetite.

On the basis established by the Board of Directors, the Executive Committee approves specific corporate policies for each type of risk. This Committee also approves and monitors the Group’s risk limits, and is kept informed of any over-limits and of the corrective measures established.

Lastly, the Board of Directors has set up a committee specialising in risks, the Risks Committee. This committee conducts an ongoing analysis and monitoring of risks within the remit of the corporate bodies, assisting the Board of Directors and the Executive Committee in the determination and monitoring of the risk strategy and the corporate policies, respectively. Another task of special relevance it carries out is detailed control and monitoring of the risks that affect the Group as a whole, which enables it to supervise the effective integration of the risk strategy into management and the application of the corporate policies approved by the corporate bodies.

The head of GRM is the Group’s Chief Risk Officer (CRO), whose main responsibility is to ensure that the Group’s risks are managed in accordance with the model. The Chief Risk Officer is supported by a structure consisting of cross-cutting risk units in the corporate area and specific risk units in the Group’s geographical areas and/or business areas. Each of these units is headed by a Risk Officer who, within his/her field of competence, carries out risk management and control functions and is responsible for applying the corporate policies and rules approved at the Group level in a consistent manner, adapting them if necessary to the local requirements and reporting to the local corporate bodies.

The Risk Officers of the geographical and/or business areas report both to the Group’s Chief Risk Officer and to the head of their geographical and/or business area. This dual reporting system aims to ensure the independence of the local risk management function from the operating functions and enable its alignment with the Group’s corporate policies and goals related to risks.

The risks function has a decision-making process supported by a structure of committees. The Global Risk Management Committee (GRMC) is the highest executive body in the risk area and proposes, examines and, where applicable, approves, among others, the internal risk regulatory framework and the procedures and infrastructures needed to identify, assess, measure and manage the risks facing the Group in its businesses, as well as the admission of operations involving more relevant risks.

E.3 Indicate the principal risks that could prevent business targets from being met.

BBVA has risk identification and scenario analysis processes in place that enable the Group to conduct a dynamic and proactive risk management.

The risk identification processes are forward-looking to ensure the identification of emerging risks, and take into account the concerns of both the business areas, which are closer to the reality of the different geographical areas, and the corporate areas and senior management.

Risks are captured and measured in a consistent way using the most appropriate methodologies in each case. Their measurement includes the design and application of scenario analyses and stress testing, and considers the controls the risks are subjected to.

As part of this process, a forward projection is performed of the risk appetite variables in stress scenarios with the aim of identifying possible deviations from the established thresholds; if such deviations are detected, the appropriate measures are adopted to keep those variables within the target risk profile.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

In this context, there are a series of emerging risks that could affect the Group’s business performance. These risks are organised into the following large blocks:

•	Macroeconomic and geopolitical risks

•	A slowdown in growth in emerging economies and possible difficulties in Europe’s economic recovery are major focal points for the Group.

•	Financial institutions are exposed to the risks derived from political and social instability in the countries in which they operate, which can have a major impact on their economies and even at regional level.

The Group’s diversification is the key to achieving a high level of recurring revenue, despite the conditions of the environment and the economic cycles of the economies in which it operates.

•	Regulatory, legal and reputational risks

•	Financial institutions are exposed to a complex and changing regulatory and legal environment that can impact their growth capacity and the conducting of certain businesses, with higher liquidity and capital requirements and lower profitability ratios. The Group monitors changes in the regulatory framework on an ongoing basis to enable it to anticipate and adapt to those changes sufficiently in advance, adopt the best practices and the most efficient and rigorous criteria for their implementation.

•	The financial sector is coming under intense scrutiny by regulators, governments and society itself. Negative news or inappropriate behaviour can seriously damage an institution’s reputation and affect its ability to conduct a sustainable business. The attitudes and conduct of the Group and of its members are governed by the principles of integrity, honesty, long-term vision and best practices, thanks to the internal control model, the Code of Conduct and the Group’s Responsible Business strategy, among others.

•	Business and operational risks

•	New technologies and forms of customer relations: The development of the digital world and the information technologies poses major challenges for financial institutions, that represent threats (new competitors, disintermediation…) and also opportunities (new customer relations framework, greater ability to adapt to their needs, new products and distribution channels...). In this regard, digital transformation is one of the priorities for the Group, which aims to lead the digital banking of the future.

•	Technological risks and security breaches: Financial institutions are exposed to new threats such as cyber-attacks, internal and customer database theft, payment system fraud… that require major investments in security from the technological and human point of view. The Group attaches a great deal of importance to active management and control of operational and technological risk. One example is the early adoption of advanced models for managing these risks (AMA—Advanced Measurement Approach).

E.4 Identify whether the entity has a risk tolerance level.

The Group’s risk appetite approved by the Board of Directors determines the risks and the risk level that the Group is willing to assume to achieve its business objectives. These are expressed in terms of capital, liquidity, profitability, recurring revenue, cost of risk or other metrics.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

The definition of the risk appetite has the following goals:

•	To express the Group’s strategy and the maximum levels of risk it is willing to assume, at both Group and geographical and/or business area level.

•	To establish a set of action guidelines and a management framework in the medium and long term that prevent actions (at both Group and geographical and/or business area level) that could compromise the future viability of the Group.

•	To establish a framework for relations with the geographical and/or business areas that, while preserving their decision-making autonomy, ensures their consistency, avoiding inconsistent behaviour.

•	To establish a common language throughout the organisation and develop an enforcement-oriented risk culture.

•	Alignment with the new regulatory requirements, facilitating communication with regulators, investors and other stakeholders, thanks to an integrated and stable risk management framework.

The risk appetite is expressed through the following elements:

•	Risk appetite statement: sets out the general principles of the Group’s risk strategy and the target risk profile. BBVA’s risk policy is aimed at maintaining the risk profile expressed in the Group’s risk appetite statement, which is structured around a series of metrics (fundamental metrics and limits).

•	Fundamental metrics: they reflect, in quantitative terms, the principles and the target risk profile set out in the risk appetite statement.

•	Limits: they shape the risk appetite at geographical area, risk type and asset class level, enabling its integration into management.

The corporate risk area works with the various geographical and/or business areas to define their risk appetite, so that it is coordinated with, and integrated into the Group’s risk appetite, making sure that its profile is in line with the one defined.

The BBVA Group assumes a certain degree of risk to be able to provide financial services and products to its customers and obtain attractive returns for its shareholders. The organisation must understand, manage and control the risks it assumes.

The aim of the organisation is not to eliminate all risks, but to assume a prudent level of risks that allows it to generate returns while maintaining acceptable capital and funding levels and generating recurrent earnings.

E.5 State what risks have occurred during the year.

Risk is inherent to financial business, so the occurrence of risk to a greater or lesser extent is absolutely implicit in the Group’s activities. Thus, the BBVA offers detailed information in its annual accounts (note 7 of the Annual Report) on those risks that, due to their nature, permanently affect the Group in the course of its business.

E.6 Explain the response and supervision plans for the principal risks faced by the company.

The BBVA Group’s internal control system takes its inspiration from the best practices developed both in the COSO (Committee of Sponsoring Organisations of the Treadway Commission) “Enterprise Risk Management—Integrated Framework” and in the “Framework for Internal Control Systems in Banking Organisations”, drawn up by the Basel Bank of International Settlements (BIS).

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

The control model has a system comprising three lines of defence:

•	The first line is made up of the Group’s business units, which are responsible for control within their remit and for implementing any measures that have been established higher up the management chain.

•	The second line of defence comprises the specialist control units (Regulatory Compliance, Global Accounting & Information Management/Internal Financial Control, Internal Risk Control, IT Risk, Fraud & Security, Operational Control and Control of the Production Departments of the support units, such as Human Resources, Legal Department etc.). This line supervises control over the different units within its cross-cutting area of specialisation, defines the mitigation and improvement measures necessary and promotes their proper implementation. The Corporate Operational Risk Management unit is also part of this line of defence, providing a common management methodology and tools.

•	The third line consists of the Internal Audit unit, which conducts an independent review of the model, verifying the effectiveness and compliance with corporate policies, and providing independent information about the control model.

In addition, within the risk area, the Group has units for Internal Risk Control and Internal Validation that are independent of the units that develop the models, manage the processes and execute the controls.

Its scope of action is global, both from the geographical point of view and in terms of the types of risks. It encompasses all the areas of the organisation and is designed to identify and manage the risks faced by the Group entities, in order to guarantee the established corporate objectives.

The main function of Internal Risk Control is to ensure the existence of a sufficient internal regulatory framework, a process and measures defined for each type of risks identified in the Group, and for those other types of risk that may potentially affect the Group, control their application and operation, and ensure that the risk strategy is integrated into the Group’s management. Among other functions, Internal Validation is responsible for the independent review and validation, at internal level, of the models used to measure and assume the risks and for determining the Group’s capital requirements.

The Group’s Head of Internal Risk Control is responsible for the function and reports its activities and informs on its work plans to CRO and to the Board’s Risks Committee, assisting it in any matters where requested.

To perform its duties, the unit has a structure of teams at a corporate level and also in the most important geographical areas in which the Group operates. As in the corporate area, the local units remain independent from the business areas that implement the processes, and from the units that carry out the controls, reporting functionally to the Internal Risk Control unit. The unit’s lines of action are established at Group level and it is then responsible for their local-level adaptation and implementation, and for reporting on the most relevant aspects.

F SYSTEMS OF INTERNAL RISK MANAGEMENT AND INTERNAL CONTROL OVER FINANCIAL REPORTING (ICFR)

Describe the mechanisms comprising the risk management and control systems for financial reporting (ICFR) in the entity.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

F.1 The entity’s control environment

Give information, describing the key features of at least:

F.1.1. Which bodies and/or functions are responsible for: (i) the existence and maintenance of an adequate and effective ICFR; (ii) its implementation; and (iii) its supervision.

Pursuant to article 17 of the Board Regulations, the Board of Directors approves the financial information that BBVA is required to publish periodically as a publicly traded company. The Board of Directors has an Audit & Compliance Committee, whose mission is to assist the Board in the supervision of the financial statements as well as in the exercise of the control function over the BBVA Group.

In this respect, the BBVA Audit & Compliance Committee Regulations establish that the Committee’s duties include the supervision of the existence and maintenance of an internal control systems which is sufficient, adequate and efficient in order to ensure firstly the accuracy, reliability, scope and clarity of the financial statements of the Entity and its consolidated Group contained in the annual and quarterly reports, and secondly, the accounting and financial information required by regulatory bodies including those corresponding to countries where the Group operates.

The BBVA Group complies with the requirements imposed by the Sarbanes Oxley Act (“SOX”) for each year’s consolidated annual accounts due to its status as a publicly traded company listed with the U.S. Securities Exchange Commission (“SEC”). The main Group executives are involved in the design, compliance and maintenance of an effective internal control model that guarantees the quality and veracity of the financial information. The Global Accounting & Information Management Department (“GA&IM”) is responsible for the operation and maintenance of the model.

In addition, and with the aim of reinforcing internal control in the Group, the Corporate Assurance model was implemented in 2013 (which includes the ICFR). It establishes a framework for the supervision of the internal control model. The Corporate Assurance model (in which the business areas, support areas and the areas specialising in internal control participate) is organised into a system of committees that analyse the most relevant issues related to internal control in each geographical area, with the participation of the country’s top managers. These committees report to the Group’s Global Committee, which is chaired by the Chief Operating Officer and attended by the members of the Group’s Management Committee.

The different internal control units at holding and local level are responsible for the application of the internal control and operational risk methodology defined in the Group. These internal control units are responsible, together with the business areas, for identifying, prioritizing and assessing the risks, helping the units to implement a control model, documenting it and supervising it periodically as well as defining risk mitigating measures and promoting their proper implementation. The effectiveness of this internal control system is assessed on an annual basis for those risks that may have an impact on the proper drawing up of the Group’s financial statements. The Internal Financial Control area, the control specialists of the business and support areas and the Group’s Internal Audit department collaborate in this assessment. In addition, the external auditor of the BBVA Group issues an opinion every year on the effectiveness of internal control over financial reporting based on criteria established by COSO (Committee of Sponsoring Organisations of the Treadway Commission) and in accordance with the standards of the U.S. Public Company Accounting Oversight Board (PCAOB). This opinion appears in the Form 20-F that is filed every year with the SEC.

The result of the annual assessment of the System of Internal Control over Financial Reporting is reported to the Group’s Audit and Compliance Committee by the heads of Internal Control and Internal Financial Control.

F.1.2. Whether, especially in the process of drawing up the financial information, the following elements exist:

Departments and/or mechanisms responsible for: (i) the design and review of the organisational structure; (ii) the clear definition of lines of responsibility and authority, with an adequate distribution of tasks and functions; and (iii) ensuring that sufficient procedures exist for their correct dissemination within the entity.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

The drafting of the financial information is carried out by the local Financial Management units of the countries and in a centralised manner by GA&IM Department, which is overall responsible for the drafting and reporting of accounting and regulatory information.

The BBVA Group has a sufficient structure of units with an adequate distribution of functions and committees throughout the organisation, as well as mechanisms for the design and review of the Group’s organisational structure that clearly define the lines of action, responsibility and authority that enable it to guarantee compliance with all the regulatory requirements affecting the drafting of the financial information of the entity and the consolidated group. It also has the necessary communication and distribution channels and circuits for this purpose.

Additionally, there is an accountability model aimed at extending the culture of, and commitment to internal control. Those in charge of the design and operation of the processes that have an impact on financial reporting certify that all the controls associated with its operation under their responsibility are sufficient and have worked correctly.

Code of conduct, approval body, degree of dissemination and instruction, principles and values included (indicating whether specific mention is made of recording the transactions and drawing up of the financial information), body in charge of analysing non-compliance and proposing corrective measures and sanctions.

BBVA has a Code of Conduct, approved by the Board of Directors, that sets out BBVA’s specific commitments in developing one of the principles of its Corporate Culture: Integrity as a way of understanding and carrying out its businesses. This Code likewise establishes the corresponding channel for whistleblowers regarding possible infringements of the Code. It is the subject of ongoing training and refresher programmes for key staff in the financial function.

The Code of Conduct applies to all entities comprising the BBVA Group and all its employees and management team. It has thus been distributed to apprise them of its content, and is published on the Bank’s corporate website (www.bbva.com) and on the employees’ website (intranet). Additionally, employees joining the Group staff undertake to observe its principles and rules in an express declaration of awareness and adhesion.

The content of the Code of Conduct is structured around the following blocks of principles and standards: Ethical Values, Relational Integrity, Integrity on the Markets, Personal Integrity and Organisational Integrity. Its sections 6.12 to 6.14 and 5.11 to 5.13, respectively, make special mention of the criteria for conduct in the recording of transactions and the transparency of financial reporting and disclosure to the market.

The dissemination of its content is supplemented with training activities to welcome new employees to the Group. They are underpinned by a mandatory online training course for all the employees once they join the Group and on-site refresher sessions, where deemed necessary. The subject matter of this training is both the general Code of Conduct and the corporate policy of Conduct on the Markets and their local implementing standards through the Internal Standards of Conduct in the Securities Markets.

The duties of the Audit & Compliance Committee include ensuring that the internal Codes of Ethics and Conduct and on Securities Market, applicable to the personnel, comply with legal requirements and are adequate for the Bank.

Additionally, BBVA has adopted a structure of Corporate Integrity Management Committees (with individual powers at jurisdiction or Group entity levels, as applicable). Their joint scope of action covers all the Group businesses and activities and their functions, in general, extend to the monitoring of the effective application of the Code.

On the other hand, the Regulatory Compliance unit is in charge of promoting the development and overseeing the effective operation of the standards and procedures necessary to ensure the identification of possible breaches of the Code of Conduct and appropriate management of the risks that may stem from this, as well as, in general, compliance with its criteria and guidelines. The whistleblowers channel is a fundamental element within its functions and will be dealt with in the following section, as is the report that it receives in its tasks from the rest of the BBVA Group control units, including Internal Audit.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

Whistle-blower channel, to allow financial and accounting irregularities to be communicated to the audit committee, as well as possible non-compliance with the code of conduct and irregular activities in the organisation, reporting where applicable if this is confidential in nature.

As set out in the Group’s Code of Conduct, preserving BBVA’s Corporate Integrity goes beyond merely personal accountability for individual actions. It requires the commitment of all Group employees to bring into the open, by timely communication, any situations that, even if not related to their activity or area of responsibility, they consider to be ethically questionable pursuant to the Code, especially any situation that may stem from non-compliance with prevailing laws.

The Code itself establishes the people to whom such communications are sent, who, among other obligations, are duty-bound to preserve the anonymity of the whistle-blower who has, in good faith, communicated legitimate concerns about possible non-compliance with prevailing laws or situations that appear to be questionable from an ethical viewpoint.

Telephone lines and email boxes have been set up for these communications in each jurisdiction. A list of these appears on the Group Intranet.

As described in the previous section, BBVA has adopted a structure of Corporate Integrity Management Committees (with individual powers at jurisdiction or Group entity levels, as applicable), whose joint scope of action covers all the Group businesses and activities and whose functions (explained in greater detail in their corresponding regulations) include:

•	To promote adoption of the measures necessary to resolve ethically questionable actions that any of the Group members may have become aware of, either in the pursuit of their duties within the areas they represent, or as a consequence of receiving the aforementioned communications.

•	To promptly report on those circumstances that could lead to significant risks for BBVA to:

(1)	the Board of Directors or the Audit & Compliance Committee, as appropriate.

(2)	the Management Committee.

(3)	The person in charge of drawing up the financial statements in order to ensure that they reflect what may be appropriate.

Periodic training and refresher courses for employees involved in preparing and revising the financial information, and in ICFR assessment, covering at least accounting standards, audit, internal control and risk management.

Specific training and periodic refresher courses are given on accounting standards, internal control and risk management in units involved in preparing and reviewing the financial information and in evaluating the internal control system, to help them perform their functions correctly.

Within GA&IM there is an annual training programme for all members of the area on aspects related to the drawing up of financial information: accounting, finance and tax matters, and other courses in accordance with the needs of the area. These courses are taught by professionals from the area and by external providers of recognised prestige.

Apart from this training, there is also Bank-wide training, which includes courses on finance and technology.

Additionally, the BBVA Group has a personal development plan for all employees, which forms the basis of a personalised training programme to deal with the areas of knowledge necessary to perform their functions.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

F.2 Financial reporting risk assessment

Give information on at least:

F.2.1. The key features of the risk identification process, including error and fraud risks, with respect to:

Whether the process exists and is documented.

The ICFR was developed by the Group Management in accordance with international standards set forth by the Committee of Sponsoring Organisations of the Treadway Commission (“COSO”), which establish five components on which the effectiveness and efficiency of internal control systems must be based:

•	Establishing an adequate control environment for monitoring all these activities.

•	Evaluating all the risks that may be incurred by an entity in drawing up its financial information.

•	Designing the necessary controls to mitigate the most critical risks.

•	Establishing the adequate information circuits to detect and communicate the system’s weaknesses or inefficiencies.

•	Monitoring such controls to ensure they are operational and the validity of their effectiveness over time.

In order to identify the risks with a greater potential impact on the generation of financial information, the processes from which such information is derived are identified and documented, and an analysis of the risks that may arise in each one is conducted.

Based on the corporate internal control and operational risk methodology, the risks are included in a range of categories by type, which include the error and fraud (internal/external) categories, and their probability of occurrence and possible impact is analysed.

The process of identifying risks of error, falsehood or omission in the drawing up of the financial statements is carried out by the Financial Reporting Internal Control unit and uses a materiality calculation associated with the accounting items, processes and companies. The scope of the annual/quarterly or monthly assessment of their controls is determined based on the materiality of the risks, thus ensuring coverage of the critical risks for the financial statements.

The assessment of the aforementioned risks and of the effectiveness of their controls begins with the management’s business understanding and insight, taking into account criteria of quantitative materiality, probability of occurrence and economic impact, in addition to qualitative criteria associated with the type, complexity and nature of the risks or of the business structure itself.

The system for identifying and assessing the risks of internal control over financial reporting is dynamic. It evolves continuously, always reflecting the reality of the Group’s business, the risks affecting it and the controls that mitigate them.

All this is documented in a corporate management tool developed and managed by Operational Risk (Storm). This tool documents all the processes and risks managed by the different control units, including the Financial Reporting Internal Control unit.

Whether the process covers all the objectives of financial reporting (existence and occurrence; completeness; valuation; presentation, breakdown and comparability; and rights and obligations), whether the information is updated and with what frequency.

All the processes developed in the BBVA Group for drawing up financial information aim to record all financial transactions, value the assets and liabilities in accordance with applicable accounting regulations and provide a breakdown of the information in accordance with regulatory requirements and market needs.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

The model of control over financial information analyses each of the aforementioned processes in order to ensure that error or fraud risks are properly covered with controls that work efficiently, and is updated when there are changes in the relevant processes for drawing up the financial information.

The existence of a process for identifying the consolidation perimeter, taking into account aspects including the possible existence of complex corporate structures, instrumental or special purpose vehicles.

The GA&IM (Global Accounting and Information Management) organisation includes a Consolidation department that carries out a monthly process of identification, analysis and updating of the Group’s consolidation perimeter.

In addition, the information from the consolidation department on new companies set up by the Group’s different units and the changes made to existing companies is compared with the issues analysed by two specific committees whose function is to analyse and document the changes in the composition of the corporate group (Holding Structure Committee and Investments in Non-Banking Companies Committee, both global).

Whether the process takes into account the effects of other types of risks (operational, technological, financial, legal, reputational, environmental, etc.) insofar as they impact the financial statements.

The model of internal control over financial reporting is applied not only to the processes related to the drawing up of such information, but also to all operational or technical processes that may have a relevant impact on the accounting or management figures.

As explained above, all the specialist control areas apply a standard methodology and use a common tool (Storm) to document the identification of the risks, of the controls that mitigate those risks and of the assessment of their effectiveness.

There are control specialists in all the operational or support areas, and therefore any type of risk that may affect the Group’s operations is analysed under that methodology (market, credit, operational, technological, financial, legal, reputational or any other type of risk) and is included in the ICFR insofar as it may have an impact on the financial information.

Which of the entity’s governance bodies supervises the process.

The process for identifying risks and assessing the effectiveness and suitability of the controls is documented at least once a year, supervised by the Internal Audit area and reported to the Global Corporate Assurance Committee of the Group.

Moreover, the head of Internal Audit and the head of the Group’s Internal Financial Control report each year to the Audit & Compliance Committee on the analysis and certification work carried out pursuant to the SOX methodology to comply with the legal requirements of the Sarbanes Oxley Act on internal control systems for the financial reporting included in Form 20-F, which is filed every year with the SEC (as explained in point one on the control environment).

F.3 Control activities

Give information on the main features, if at least the following exist:

F.3.1. Procedures for review and authorisation of the financial information and the description of the ICFR, to be published on the securities markets, indicating who is responsible for it, and the documentation describing the activity flows and controls (including those concerning risk of fraud) for the different types of transactions that may materially impact the financial statements, including the procedure for closing the accounts and the specific review of the relevant judgements, estimates, valuations and projections.

All the processes related to the drawing up of the financial information are documented, together with their control model: risks in each process and controls established for their mitigation. As explained in point F.2.1, the aforementioned risks and controls are recorded in the corporate tool Storm, which also includes the result of the assessment of the operation of the controls and the degree of risk mitigation.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

In particular, the main processes related to the generation of financial information are: accounting, consolidation, financial reporting, financial planning and monitoring, financial and fiscal management. The analysis of these processes, their risks and their controls is also supplemented by all other critical risks that may have a financial impact from business areas or other support areas.

Likewise, there are procedures for review by the areas responsible for generating the financial information disseminated to the securities markets, including the specific review of the relevant judgements, estimates and projections.

As mentioned in the annual financial statements, it is occasionally necessary to make estimates to determine the amount at which some assets, liabilities, income and expenses and commitments should be recorded. These estimates are mainly related to:

•	Impairment losses on certain financial assets.

•	The assumptions used to quantify certain provisions and in the actuarial calculation of liabilities and commitments for post-employment and other obligations.

•	The useful life and impairment losses of tangible and intangible assets.

•	Goodwill valuation.

•	The fair value of certain financial assets and liabilities not traded on regulated markets.

These estimates are made based on the best information available on the financial statement closing date and, together with the other relevant issues for the closing of the annual and six-monthly financial statements, are analysed and authorised by an Internal Committee of GA&IM and submitted to the Audit and Compliance Committee before their filing by the Board of Directors.

F.3.2. Internal control procedures and policies for information systems (among others, access security, change control, their operation, operational continuity and segregation of functions) that support the relevant processes in the entity with respect to the drawing up and publication of the financial information.

The internal control policies establish controls and procedures with respect to the operation of information systems and security of access, functional segregation, development and modification of computer applications that are used to generate financial information.

The current methodology for internal control and operational risk establishes a list of controls by category whose breakdown includes (among others) two categories: access control and functional segregation. Both categories are identified in the model of internal control of financial information and their risks and controls are analysed and assessed on a regular basis, so the integrity and reliability of the information drawn up can be guaranteed.

Additionally, there is a procedure at corporate level for the management of profiles within the systems. It is developed, implemented and updated by the Group’s internal technology control unit. This unit is also in charge of providing support for control processes in change management (development in test environments and putting changes into production), incident management, management of transactions, media and backup copy management, and management of business continuity, inter alia.

With all these mechanisms, the BBVA Group ensures the maintenance of adequate management of access control, the establishment of the correct and necessary steps to put applications into production and their subsequent support, the creation of backup copies, and assurance of continuity in the processing and recording of transactions.

F.3.3. Internal control procedures and policies designed to supervise the management of activities subcontracted to third parties, and those aspects of the evaluation, calculation and assessment outsourced to independent experts, which may materially impact the financial statements.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

The internal control policies establish controls and procedures for the management of subcontracted activities or those aspects of evaluation, calculation and assessment outsourced to independent experts.

There is a set of standards and an Outsourcing Committee that establishes and supervises the requirements that must be met at group level for the activities to be subcontracted. As regards the subcontracted financial processes, there are procedural manuals with the outsourced activity that identify the processes to be executed and the controls to be applied to them by the service provider units. These controls are tested by the outsourcing unit responsible for the function and documented and supervised in the processes for internal control of financial information.

The valuations of independent experts used for specific or relevant matters for generating the financial information fall within the standard circuit of internal control procedures and reviews of internal and external auditing.

F.4 Information and communication

Give information on the main features, if at least the following exist:

F.4.1. A specific function in charge of defining and keeping the accounting policies updated (accounting policy department or area) and dealing with queries or conflicts stemming from their interpretation, ensuring fluent communication with those in charge of operations in the organisation, and an up-to-date manual of accounting policies, communicated to the units through which the entity operates.

The organisation has two areas within GA&IM (Group Financial Accounting and Global Supervisory Relations) in charge of the Accounting (Accounting Working Group) and Solvency Technical Committees. Their purpose is to analyse, study and issue standards that may impact the drawing up of the Group’s financial information, determining the accounting and solvency criteria required to ensure correct recording of transactions to the accounts and calculation of capital requirements within the framework of standards issued by the Bank of Spain, the European Union (IASB, directives on equity) and the Basel Committee.

There is an updated accounting policies manual, disseminated over the Company intranet to all the units in the Group. This manual is the tool that guarantees that all the decisions related to accounting policies or specific accounting criteria to be applied in the Group are supported and are standardised. The Accounting Policies Manual is approved in the Accounting Working Group and is documented and updated for its use and analysis by all the Group’s entities.

F.4.2. Mechanisms to capture and prepare the financial reporting in standardised formats, for application and use by all the units of the entity or the group, that support the main financial statements and the notes, and the information detailed on ICFR.

The Accounting and Consolidation area and the Financial areas of each countries are responsible of the elaboration of the financial reporting in accordance with the applicable accounting and consolidation rules. There is also a consolidation computer application that includes the information on the accounting of the various Group companies and performs the consolidation processes, including the standardisation of accounting criteria, aggregation of balances and consolidation adjustments.

Control measures have also been implemented in each process to guarantee that all the data underpinning the financial information are collected in a comprehensive, exact and timely manner. There is also a single and standardised format for the financial reporting system. It is applicable to and used by all the Group units and supports the main financial statements and the explanatory notes. There are also control measures and procedures to ensure that the information disclosed to the markets includes a sufficient level of detail to enable investors and other users of the financial information to understand and interpret it.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

F.5 Supervision of the system’s operation

Give information, describing the key features of at least:

F.5.1. The ICFR supervision activities carried out by the audit committee and whether the entity has an internal audit function whose powers include providing support to the committee in its task of supervising the internal control system, including the ICFR. Likewise, give information on the scope of the ICFR assessment carried out during the year and of the procedure by which the person in charge of performing the assessment communicates its results, whether the entity has an action plan listing the possible corrective measures, and whether its impact on the financial reporting has been considered.

The internal control units of the business areas and of the support areas conduct a preliminary assessment of the internal control model, assess the risks of the processes and the degree of mitigation of the controls, identify weaknesses, design, implement and monitor the mitigation measures and action plans.

Additionally, the Entity has an Internal Audit unit that provides support to the Audit & Compliance Committee on the independent supervision of the financial information internal control system. The Internal Audit function is entirely independent of the units that draw up the financial information.

All the control weaknesses, mitigation measures and specific action plans are documented in the corporate tool Storm and submitted to the internal control and operational risk committees of the areas, as well as to the local or global Corporate Assurance Committees, based on the relevance of the detected issues.

To sum up: both the weaknesses identified by the internal control units and those detected by the internal or external auditor have an action plan in place to correct or mitigate the risks.

During 2014, the internal control areas have carried out a complete assessment of the financial information internal control system in which no material or significant weakness have been revealed to date. The assessment was reported to the Audit & Compliance Committee, the Global Corporate Assurance Committee, the Management Committee, the External Auditor and the Operational Risk Committee.

In addition, in compliance with SOX, the Group conducts an annual assessment of the effectiveness of the model of internal control over financial reporting for a group of risks (within the perimeter of SOX companies and critical risks) that may have an impact on the drawing up of the financial statements at local and consolidated level. This perimeter considers risks and controls of other specialities that are not directly financial (regulatory compliance, technology, risks, operational, human resources, procurement, legal, etc.).

F.5.2. Whether there is a discussion procedure by which the auditor (in line with the technical auditing notes), the internal audit function and other experts can inform senior management and the audit committee or the directors of the entity of significant weaknesses in the internal control encountered during the review processes for the annual accounts or any others within their remit. Likewise, give information on whether there is an action plan to try to correct or mitigate the weaknesses observed.

As mentioned in the preceding section (F.5.1) of this Annual Corporate Governance Report, the Group does have a procedure in place whereby the internal auditor, the external auditor and the heads of Internal Financial Control can report to the Audit Committee any significant internal control weaknesses detected in the course of their work.

Since BBVA is a company listed with the SEC, the BBVA Group’s auditor issues on an annual basis its opinion on the effectiveness of the internal control over the financial information contained in the Group’s annual consolidated statements as of 31st December each year under PCAOB standards (“Public Company Accounting Oversight Board”), with a view to filing the financial information under Form 20-F with the SEC. The latest report issued on the financial information for 2013 is available on www.sec.gov. As of the date of this report, the auditor of the annual consolidated statements has not reported any significant or material weakness to the Audit Committee, the Board of Directors or the Management Committee.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

The internal control oversight carried out by the Audit & Compliance Committee, described in the Audit & Compliance Committee Regulations published on the Group website, includes the following activities:

•	Oversee the internal control systems’ sufficiency, appropriateness and effectiveness in order to ensure the accuracy, reliability, scope and clarity of the financial statements of the Company and its consolidated Group contained in their annual and quarterly reports. Also oversee the accounting and financial information that the Bank of Spain or other regulators, including those corresponding to countries in which the Group operates, may require.

•	Ensure that the internal Codes of Ethics and Conduct and Codes on securities market trading, as they apply to Group personnel, comply with legislation requirements and are appropriate for the Bank.

•	Analyse the financial statements of the Bank and its consolidated Group contained in the annual and quarterly reports prior to their submission to the Board, and with the necessary depth to check their accuracy, reliability, scope and clarity. For this purpose, the Committee will have all the necessary information with the level of detail it deems appropriate, and be provided with the necessary support by the Group’s executive management, especially that of the Finance Area and that of the Company auditor.

•	The Committee reviews all the relevant changes relating to the accounting principles used and the presentation of the financial statements, and ensures that due publicity is given to them.

•	It selects the external auditor of the bank and of the consolidated group, and of all group companies. Ensures its independence and makes sure that its audit program is carried out.

•	It approves the annual Internal Audit schedule, monitoring it and being apprised of the degree to which the audited units are complying with the corrective measures recommended.

The external auditor regularly attends the committees and is duly informed of the matters dealt with in them.

F.6 Other relevant information

F.7 External auditor report

Report on:

F.7.1. Whether the ICFR information disclosed to the markets has been submitted to review by the external auditor, in which case the entity must attach the corresponding report as an annexe. Otherwise, explain the reasons why it was not.

The information related to internal control over the financial information of the BBVA Group described in this report is reviewed by the external auditor, which issues its opinion on the control system and on its effectiveness in relation to the statements published at the close of each financial year.

On 30th April 2014, the BBVA Group, as a private foreign issuer in the United States, filed the Annual Report (Form 20-F) which was published on the SEC website on that same date.

In accordance with the requirements set out in Section 404 of the Sarbanes-Oxley Act of 2002 by the Securities and Exchange Commission (SEC), the annual report Form 20-F included the certification of the main Group executives on the establishment, maintenance and assessment of the Group’s financial reporting internal control system. Form 20-F report also included the opinion of the external auditor regarding the effectiveness of the entity’s financial reporting internal control system at year-end 2013.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

G DEGREE OF COMPLIANCE WITH CORPORATE GOVERNANCE RECOMMENDATIONS

Indicate the extent to which the company follows the recommendations of the Unified Code on corporate governance.

Should any recommendation not be followed or be only partially followed, a detailed explanation should be given of the reasons so that the shareholders, investors and the market in general have sufficient information to assess the way the company works. General explanations will not be acceptable.

1. The bylaws of listed companies should not place an upper limit on the votes that can be cast by a single shareholder, or impose other obstacles to the takeover of the company by means of share purchases on the market.

See sections: A.10, B.1, B.2, C.1.23 and C.1.24.

COMPLIANT

2. When a dominant and a subsidiary company are publicly traded, the two should provide detailed disclosure on:

a) The type of activity they engage in, and any business dealings between them, as well as between the listed subsidiary and other group companies;

b) The mechanisms in place to resolve possible conflicts of interest.

See sections: D.4 and D.7

NOT APPLICABLE

3. Even when not expressly required under mercantile law, any transactions involving a structural corporate change should be submitted to the general meeting for approval. In particular:

a) The transformation of listed companies into holding companies through the process of subsidiarization, i.e. reallocating core activities to subsidiaries that were previously carried out by the holding company, even though the holding company retains full control of the subsidiaries;

b) The acquisition or disposal of core operating assets that would effectively alter the company’s corporate purpose;

c) Transactions that are equivalent to the company’s liquidation.

See section: B.6

COMPLIANT

4. Detailed proposals of the resolutions to be adopted at the general meeting, including the information stated in recommendation 27, should be made available at the same time as publication of the call to meeting.

COMPLIANT

5. Separate votes should be taken at the general meeting on materially independent items, so shareholders can express their voting preferences in each case. This rule shall apply in particular to:

a) The appointment or ratification of directors, with separate ballot for each candidate;

b) Amendments to the bylaws, with votes taken on all articles or groups of articles that are materially different

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

COMPLIANT

6. Companies should allow split votes, so financial intermediaries acting as nominees on behalf of different clients can issue their votes according to instructions.

COMPLIANT

7. The board of directors should perform its duties with unity of purpose and independent judgement, according all shareholders the same treatment. It should be guided at all times by the company’s best interests and, as such, strive to maximise its value over time.

It should likewise ensure that the company abides by the laws and regulations in its dealings with stakeholders; fulfils its obligations and contracts in good faith; respects the customs and good practices of the sectors and territories where it does business; and upholds any additional social responsibility principles it has subscribed to voluntarily.

COMPLIANT

8. The board should see its core mission as approving the company’s strategy and the organisational resources to put this into practice, and supervising and ensuring that management meets the targets set while pursuing the company’s interests and corporate purpose. As such, the board in plenary should reserve the right to approve:

a) The company’s general strategies and policies, and in particular:

i)	The strategic or business plan and the annual management and budgetary targets;

ii)	The investment and funding policy;

iii)	Definition of how the Group companies are structured;

iv)	The corporate governance policy;

v)	The corporate social responsibility policy;

vi)	The senior managers’ remuneration and performance assessment policy;

vii)	The policy for controlling and managing risks, and the periodic monitoring of the internal information and oversight systems.

viii)	The pay-out policy and the treasury-stock policy, especially their limits.

See sections: C.1.14, C.1.16 and E.2

b) The following resolutions:

i)	At the proposal of the company’s chief executive officer, the appointment and possible separation of senior managers from their positions, as well as their severance compensation clauses.

ii)	Directors’ remuneration and any additional remuneration to executive directors for executive responsibilities and other terms and conditions that their contracts must respect.

iii)	The financial information that the company, as a publicly traded company, must disclose periodically.

iv)	Investments and/or transactions of any kind, whose high value or special characteristics make them strategic, unless the general meeting is charged with approving them;

v)	The creation or acquisition of shares in special purpose entities or entities domiciled in countries or territories considered tax havens, and any other transactions or operations of an analogous nature whose complexity could undermine the group’s transparency.

c) Transactions between the company and its directors, its significant shareholders and/or shareholders represented on the board, and/or parties related to them (“related-party transactions”).

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

However, board authorisation need not be required for related-party transactions that simultaneously meet the following three conditions:

1. They are carried out under arms’ length contracts with standard conditions, applicable en masse to a large number of customers;

2. They go through at market rates or prices set in general by the supplier of the goods or services;

3. They are worth less than 1% of the company’s annual revenues.

Related-party transactions should only be approved on the basis of a favourable report from the audit committee or any other committee entrusted with such a report; and the directors involved should neither vote nor delegate their votes, and should withdraw from the meeting room while the board deliberates and votes.

The above powers should not be delegated with the exception of those mentioned in b) and c), which may be delegated to the executive committee in urgent cases and later ratified by the board in plenary.

See sections: D.1 and D.6

COMPLIANT

9. In the interests of maximising effectiveness and participation, the board of directors should ideally comprise no fewer than five and no more than fifteen members.

See section: C.1.2.

COMPLIANT

10. External, proprietary and independent directors should occupy an ample majority of board places, while the number of executive directors should be the minimum required to deal with the complexity of the corporate group and reflect the ownership interests they control.

See sections: A.3 and C.1.3

COMPLIANT

11. Amongst external directors, the ratio between the number of proprietary and independent directors should reflect the percentage of shares held by the company that the proprietary director represents and the remaining share capital.

This strict proportionality can be attenuated so the percentage of proprietary directors is greater than would strictly correspond to the total percentage of capital they represent:

1. In large-cap companies where few or no equity stakes attain the legal threshold for significant shareholdings, despite the considerable sums actually invested in absolute terms.

2. In companies with a plurality of shareholders represented on the board but not otherwise related to each other.

See sections: A.2, A.3 and C.1.3

COMPLIANT

12. Independent directors should account for at least one third of the total number of seats.

See section: C.1.3

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

COMPLIANT

13. The board should explain the type of each directorship to the general meeting that must appoint the director or ratify their appointment. This should be confirmed or reviewed each year in the annual report on corporate governance, after verification by the appointments committee. Said report should also disclose the reasons for the appointment of proprietary directors at the behest of shareholders controlling less than 5% of capital; and it should explain any rejection of a formal request for a board place from shareholders whose equity stake is equal to or greater than that of others applying successfully for a proprietary directorship.

See sections: C.1.3 and C.1.8

COMPLIANT

14. When the number of female directors is few or zero, the appointments committee will ensure that when new vacancies open:

a)	The procedure for filling board vacancies has no implicit bias against female candidates;

b)	The company makes a conscious effort to seek and shortlist women with the target profile among the candidates for board places.

See sections: C.1.2, C.1.4, C.1.5, C.1.6, C.2.2 and C.2.4.

COMPLIANT

15. The chairman, who is responsible for the efficient operation of the board, shall ensure that the directors receive sufficient prior information for the meetings; encourage directors to debate and participate actively in the meetings, safeguarding their freedom to take their own stance and express their own opinion. He/she should organise and coordinate periodic assessment of the board with the chairs of the relevant committees and with the Bank’s managing director or chief executive officer, when this is not also the chair.

See sections: C.1.19 and C.1.41

COMPLIANT

16. When the chairman of the board is also the chief executive officer of the company, one of the independent directors should be empowered to request board meetings be held and/or the inclusion of new items on the agenda; to coordinate and voice the concerns of external directors; and to direct the board’s evaluation of its chairman.

See section: C.1.22

COMPLIANT

17. The secretary should take care to ensure that the board’s actions:

a)	Adhere to the spirit and letter of laws and their implementing regulations, including those issued by regulators;

b)	Comply with the company bylaws and the regulations of the general meeting, the board of directors or others;

c)	Are informed by those good governance recommendations of the Unified Code that the company has subscribed to.

And in order to safeguard the independence, impartiality and professionalism of the company secretary, his/her appointment and removal should be proposed by the appointments committee and approved by a full board meeting; and that these appointment and severance procedures are spelled out in the board’s regulations.

See section: C.1.34

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

COMPLIANT

18. The board shall meet with the necessary frequency to properly perform its functions, in accordance with a calendar and agendas set at the beginning of the year, to which each director may propose the addition of other items.

See section: C.1.29

COMPLIANT

19. Directors should keep their absences to the bare minimum. Absences should be quantified in the Annual Corporate Governance Report. When directors have no choice but to delegate their vote, they should do so with instructions.

See sections: C.1.28, C.1.29 and C.1.30

COMPLIANT

20. When directors or the company secretary express concerns about some proposal or, in the case of directors, about the company’s performance, and such concerns are not resolved at the meeting, the person expressing them may request they be recorded in the minutes.

COMPLIANT

21. The board in plenary should evaluate the following points on a yearly basis:

a) The quality and efficiency of the board’s operation;

b) Starting from a report submitted by the appointments committee, how well the chairman and chief executive officer have carried out their duties;

c) The performance of its committees on the basis of the reports furnished by such committees.

See sections: C.1.19 and C.1.20

COMPLIANT

22. All directors should be able to exercise their right to receive any additional information they require on matters within the board’s competence. Unless the bylaws or board regulations indicate otherwise, such requests should be addressed to the chairman or secretary.

See section: C.1.41

COMPLIANT

23. All directors should be entitled to call on the company for the advice and guidance they need to perform their duties. The company should provide suitable channels for the exercise of this right. Under special circumstances it could include external assistance at the company’s expense.

See section: C.1.40

COMPLIANT

24. Companies should organise induction programmes for new directors to acquaint them rapidly and sufficiently with the workings of the company and its corporate governance rules. Directors should also be offered refresher programmes when circumstances so advise.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

COMPLIANT

25. Companies should require their directors to devote sufficient time and effort to perform their duties effectively, and, as such:

a) The directors must inform the appointments committee of their other professional obligations, in case these interfere with the dedication required to perform their duties.

b) Companies should lay down rules about the number of directorships their board members can hold.

See sections: C.1.12, C.1.13 and C.1.17

COMPLIANT

26. The proposal for the appointment or re-election of directors which the board submits to the general meeting, as well as provisional appointments by co-option, should be approved by the board:

a) At the proposal of the appointments committee for independent directors.

b) On the basis of a report by the appointments committee for all other directors.

See section: C.1.3

COMPLIANT

27. Companies should publish the following director particulars on their website and keep them permanently updated:

a) Professional profile and background;

b) Directorships held in other companies, listed or otherwise;

c) An indication as to the category of directorship that they hold; in the case of proprietary directors, stating the shareholder they represent or to whom they are affiliated.

d) The date of their first and subsequent appointments as a company director, and

e) Shares and/or share options held in the company.

COMPLIANT

28. Proprietary directors must resign when the shareholders they represent dispose of their ownership interest in its entirety. If such shareholders reduce their stakes to a level that requires the reduction in the number of proprietary directors, the number of such directors should be reduced accordingly.

See sections: A.2, A.3 and C.1.2

COMPLIANT

29. The board of directors must not propose the removal of independent directors before the expiry of their term in office pursuant to the bylaws, except where due cause is found by the board, based on a report from the appointments committee. In particular, due cause will be deemed to exist when the director has failed to comply with the duties inherent to the position or incurred in any of the circumstances that may make him/her lose the status of independent director, pursuant to the provisions of Order ECC/461/2013.

The severance of independent directors may also be proposed when a takeover bid, merger or similar corporate transaction produces changes in the company’s capital structure, in order to meet the proportionality criterion set out in Recommendation 11.

See sections: C.1.2, C.1.9, C.1.19 and C.1.27

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

COMPLIANT

30. Companies should establish rules obliging directors to inform the board of any circumstance that might undermine the organisation’s name or reputation, tendering their resignation as the case may be, with particular mention of any criminal charges brought against them and the progress of any subsequent proceedings.

If a director is indicted or tried for any of the offences stated in article 213 of the Corporate Enterprises Act, the board should examine the matter as soon as possible and, in view of the particular circumstances, decide whether or not he or she should be called on to resign. The board should also give a reasoned account of all such determinations in the Annual Corporate Governance Report.

See sections: C.1.42, C.1.43

COMPLIANT

31. The directors should clearly express their opposition when they consider that a resolution submitted to the board may not be in the company’s best interest. In particular, independents and other directors unaffected by the conflict of interest should challenge any decision that could go against the interests of shareholders lacking board representation.

When the board adopts material or reiterated resolutions on issues about which a director has expressed serious reservations, said director must draw the pertinent conclusions. Directors resigning for such causes should set out their reasons in the letter referred to in the next recommendation.

This Recommendation should also apply to the company secretary, even if the secretary is not a director.

COMPLIANT

32. If leaving office before the end of his/her term, the director should explain the reasons in a letter sent to all board members. And whether or not such resignation is filed as a significant event, the reasons for leaving must be explained in the Annual Corporate Governance Report.

See section: C.1.9

COMPLIANT

33. Remuneration comprising the delivery of shares in the company or other companies in the group, share options or other share-indexed instruments, payments indexed to the company’s performance or membership of pension schemes should be confined to executive directors.

The delivery of shares is excluded from this limitation when directors are obliged to retain them until the end of their term of office.

COMPLIANT

34. External directors’ remuneration should sufficiently compensate them for the dedication, qualifications and responsibilities that the position entails; but should not be so high as to compromise their independence.

COMPLIANT

35. Deductions should be made to remuneration linked to company earnings, for any qualifications stated in the external auditor’s report that reduce such earnings.

COMPLIANT

36. In the case of variable awards, remuneration policies should include technical safeguards and limits to ensure they reflect the professional performance of the beneficiaries and not simply the general progress of the markets or the company’s sector, or similar circumstances.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

COMPLIANT

37. When the company has an executive committee, the breakdown of its members by director category should be similar to that of the board itself. The secretary of the board should also act as secretary to the executive committee.

See sections: C.2.1 and C.2.6

COMPLIANT

38. The board should be kept fully informed of the business transacted and resolutions adopted by the executive committee. To this end, all board members should receive a copy of the executive committee’s minutes.

COMPLIANT

39. In addition to the audit committee mandatory under the Securities Exchange Act, the board of directors should form a committee, or two separate committees, for appointments and remuneration.

The rules governing the composition and operation of the audit committee and the committee(s) for appointments and remuneration should be set forth in the board regulations, and include the following:

a) The board of directors should appoint the members of such committees with regard to the knowledge, skills and experience of its directors and the terms of reference of each committee; discuss their proposals and reports; and be responsible for overseeing and evaluating their work, which should be reported to the first full board meeting following each meeting;

b) These committees should be formed exclusively of external directors and have a minimum of three members. Executive directors or senior management may also attend meetings at the committees’ express invitation.

c) These committees should be chaired by an independent director.

d) They may engage external advisors, when they deem this necessary for the discharge of their duties.

e) Meeting proceedings should be minuted and a copy sent to all board members.

See sections: C.2.1 and C.2.4

COMPLIANT

40. The supervision of compliance with internal codes of conduct and corporate governance rules should be entrusted to the audit committee, the appointments committee or, as the case may be, separate compliance or corporate governance committees.

See sections: C.2.3 and C.2.4

COMPLIANT

41. All members of the audit committee, particularly its chair, should be appointed with regard to their knowledge and background in accounting, auditing and risk management.

COMPLIANT

42. Listed companies should have an internal audit function, under the supervision of the audit committee, to ensure the proper operation of internal reporting and control systems.

See section: C.2.3

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

COMPLIANT

43. The head of internal audit should present an annual work programme to the audit committee; report to it directly on any incidents arising during its implementation; and submit an activities report at the end of each year.

COMPLIANT

44. The oversight and risk management policy should specify at least:

a) The different types of risk (operational, technological, financial, legal, reputational, etc.) to which the company is exposed, with the inclusion under financial or economic risks of contingent liabilities and other off-balance-sheet risks;

b) The level of risk that the company considers acceptable;

c) The measures established to mitigate the impact of the risks identified, should they materialise;

d) The internal oversight and reporting systems that will be used to control and manage said risks, including contingent liabilities and off-balance-sheet risks.

See section: E

COMPLIANT

45. The audit committee’s role should be:

1 With respect to internal control and reporting systems:

a)	To ensure that the principal risks identified as a consequence of the supervision of the effectiveness of the company’s internal control and internal audit, where applicable, are adequately managed and disseminated.

b)	To ensure the independence and effectiveness of the internal audit; propose the selection, appointment, re-election and severance of the internal audit officer; propose the budget for the internal audit service; receive periodic information on their activities; and verify that the senior management pay due heed to the conclusions and recommendations of their reports.

c)	To establish and supervise a mechanism that enables employees to confidentially and, if this is deemed appropriate, anonymously communicate irregularities they notice within the Company that may be of potential importance, especially financial and accounting irregularities.

2 With respect to the external auditor:

a)	To receive regular information from the external auditor on the audit plan and the outcome of its execution, verifying that the senior management takes due note of its recommendations.

b)	To ensure the independence of the external auditor, to which end:

i)	The company should notify any change of auditor to the CNMV as a significant event, accompanied by a statement of any disagreements arising with the outgoing auditor and the reasons for the same.

ii)	Should the external auditor resign, to examine the circumstances leading to the resignation.

See sections: C.1.36, C.2.3, C.2.4 and E.2

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

PARTIALLY COMPLIANT

The BBVA Audit & Compliance Committee Regulations establish the most broad-ranging powers with respect to the internal audit, which are detailed in section C.2.3 of this report. These include ensuring the independence and effectiveness of the internal audit function and being apprised of the appointment and severance of the head of the internal audit service. Moreover, the BBVA Group’s Internal Audit Charter, approved by the Audit and Compliance Committee, expressly establishes that the appointment and severance of the head of internal audit is the responsibility of the Board of Directors of BBVA, subject to a report by the Audit and Compliance Committee, to which he/she reports directly, although the Audit and Compliance Committee does not approve the appointment or propose the budget for this service.

46. The audit committee should be empowered to meet with any company employee or manager, even ordering their appearance without the presence of another senior officer.

COMPLIANT

47. The audit committee should prepare information on the following points from Recommendation 8 for input to board decision-making:

a) The financial information that the company, as a publicly traded company, must disclose periodically. The committee should ensure that the interim accounts are drawn up with the same accounting standards as the annual accounts and, to such end, consider the advisability of a limited review by the external auditor.

b) The creation or acquisition of shares in special purpose entities or entities domiciled in countries or territories considered tax havens, and any other transactions or operations of an analogous nature whose complexity could undermine the group’s transparency.

c) Related-party transactions, except where their scrutiny has been entrusted to some other supervision and control committee.

See sections: C.2.3 and C.2.4

COMPLIANT

48. The board of directors shall try to avoid the accounts it has filed being presented to the general meeting with reservations and qualifications. When this is not possible, both the chair of the audit committee and the auditors must clearly explain the content and scope of discrepancies to the markets and shareholders.

See section: C.1.38

COMPLIANT

49. The majority of appointments committee members –or appointments & remuneration committee members, as the case may be– should be independent directors.

See section: C.2.1

COMPLIANT

50. The appointments committee should have the following duties in addition to those stated in earlier recommendations:

a) Evaluate the balance of skills, knowledge and experience required on the board, define the roles and capabilities required of the candidates to fill each vacancy accordingly, and decide the time and dedication necessary for them to properly perform their duties.

b) Examine or organise, in the manner it deems suitable, the succession of the chairman and/or chief executive officer and put corresponding proposals to the board for an orderly, well-planned succession.

c) Report on the senior officer appointments and removals that the chief executive proposes to the board.

d) Report to the board on the gender diversity issues discussed in Recommendation 14 of this Code.

See section: C.2.4

COMPLIANT

51. The appointments committee shall consult with the company chairman and the chief executive officer with respect to matters related to executive directors.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

Any board member may suggest potential directorship candidates to the appointments committee for its consideration.

COMPLIANT

52. The appointments committee should have the following duties in addition to those stated in earlier recommendations:

a) Make proposals to the board of directors regarding:

i)	The policy for directors’ and senior managers’ remuneration;

ii)	The individual remuneration and other contractual conditions of executive directors.

iii)	The basic conditions of the contracts for senior managers.

b) Oversee compliance with the remuneration policy set by the company.

See sections: C.2.4

COMPLIANT

53. The remuneration committee shall consult with the company chairman and the chief executive officer, especially with respect to matters related to executive directors and senior managers.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

COMPLIANT

H - OTHER INFORMATION OF INTEREST

1. If there is any other aspect relevant to the corporate government in the company or in the group entities that has not been reflected in the rest of the sections of this report, but is necessary to include to provide more comprehensive and well-grounded information on the corporate governance structure and practices in your entity or its group, detail them briefly.

2. This section may also include any other relevant information, clarification or detail related to previous sections of the report insofar as they are relevant and not reiterative.

Specifically indicate whether the company is subject to corporate governance legislation from any country other than Spain and, if so, include the mandatory information to be provided when different from that required by this report

3. The company may also indicate if it has voluntarily signed up to other international, industry-wide or any other codes of ethical principles or best practices. Where applicable, the code in question will be identified along with the date of signing.

The data in this report refer to the year ending 31st December 2014, except in those cases when another date of reference is specifically stated.

Further to Section A.1., on 14th January 2015 BBVA completed a capital increase against reserves, as agreed by the General Ordinary Meeting of Shareholders held on 14th March 2014 under item four, section 4.3 of the agenda, which was executed by the Board of Directors at its meeting held on 17th December 2014, to implement the shareholder remuneration scheme known as “Dividend Option”. The number of ordinary BBVA shares issued under the capital increase was 53,584,943, each with a nominal value of €0.49, with the nominal amount of the capital increase being €26,256,622.07. After the increase, the Bank’s share capital was therefore €3,050,212,729.62, represented by 6,224,923,938 shares, each with a nominal value of €0.49, all of the same class and series, fully subscribed and paid up.

Further to Section A.2, State Street Bank and Trust Co., The Bank of New York Mellon S.A.N.V. and Chase Nominees Ltd., as international custodian/depositary banks, held 11.646%, 7.462% and 5.845% of BBVA’s share capital, respectively, on December 31st, 2014. Among the positions held by the custodian, the company has not been notified of any individual shareholders with direct or indirect holdings of over 3% of the BBVA share capital.

Filings of significant holdings to CNMV: In 2010, Blackrock Inc. filed a report with the CNMV (securities exchange authority) stating that as a consequence of the acquisition of the Barclays Global Investors (BGI) business, it now had an indirect holding of 4.45% of the BBVA share capital, through the company Blackrock Investment Management.

The director holdings indicated in section A.3 correspond to 31st December 2014, and therefore they may have changed subsequently. Moreover, following the instructions in Circular 5/2013 of the CNMV, the owners of indirect holdings are not identified in this section, as none of them reaches the percentage of 3% of the share capital and none of them are resident in tax havens.

Further to the information in section A.3, the following “rights over shares” are included for the BBVA executive directors: 1) Deferred shares pending payment under the LTI Programme for 2010/2011 (35,000 shares in the case of Francisco González, vesting in 2015; and 30,000 shares in the case of Ángel Cano, vesting in 2015); 2) Deferred shares pending payment under the Variable Remuneration in Shares Programme for 2011, vesting in 2015 (51,826 shares in the case of Francisco González; and 32,963 shares in the case of Ángel Cano); 3) Deferred shares pending payment under the Variable Remuneration in Shares Programme for 2012 (36,163 shares in the case of Francisco González, vesting in 2015 and 2016; and 22,032 shares in the case of Ángel Cano, vesting in 2015 and 2016 ); 4) Deferred shares pending payment under the Variable Remuneration in Shares Programme for 2013 (29,557 shares in the case of Francisco González; and 18,356 shares in the case of Ángel Cano, vesting in each case in 2015, 2016 and 2017); and 5) The “units” allocated under the Variable Remuneration in Shares Programme for 2014 (155,000 units in the case of Francisco González; 117,000 units in the case of Ángel Cano and 20,000 units in the case of José Manuel González-Páramo Martĺnez-Murillo). Pursuant to the Settlement & Payment System for variable remuneration established in previous years, which applies to executive directors and described in the Annual Report on Directors’ Remuneration of BBVA, the payment of the deferred shares is conditional on none of the events established by the Board of Directors arising that could impede their delivery (malus clause), and on the rest of the conditions of the Settlement & Payment System.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

Further to the information in section A.8, regarding earnings from treasury-stock trading, rule 21 of Circular 4/2004 and IAS 32, paragraph 33, expressly prohibit the recognition in the income statement of profits or losses made on transactions carried out with treasury stock, including their issue and redemption. Said profits and losses are directly booked against the company’s net assets. In the chart of significant changes, the section on the date of disclosure includes the date of the CNMV incoming register of Annexe VI of communications with treasury stock.

Further to the information in section A.10, there are no legal or bylaws restrictions on the exercise of voting rights and there are no bylaws restrictions on the free acquisition or transfer of shares in the company’s share capital. As for the legal restrictions on the free acquisition or transfer of shares in the company’s share capital, Act 10/2014, dated 26th June, on the regulation, supervision and solvency of credit institutions establishes that the direct or indirect acquisition of a significant holding (as defined in article 16 of that Act) is subject to assessment by the Bank of Spain as set out in articles 16 et seq. of that Act.

Further to section B.6, it was decided and approved to submit the amendment of the Company bylaws for the consideration of the next General Ordinary Meeting of Shareholders in order to, among other matters, include a proviso stating that certain decisions involving a structural modification of the company are to be submitted for the approval of the general meeting.

Further to section C.1.3, the directors Ramón Bustamante y de la Mora, Ignacio Ferrero Jordi and Susana Rodríguez Vidarte ceased to be independent directors on 17th December 2014 as a result of the amendment on that date of certain articles of the Board of Directors Regulations, including the article relating to the definition of independent directors, establishing that those who have been in office for a continuous period of more than 12 years will no longer be considered as such.

Further to section C.1.12, Juan Pi Llorens is the Chairman of the Board of Directors of Ecolumber, S.A. as a natural person representing the company Relocation Inversiones, S.L.

Further to the information included in section C.1.15:

The amount indicated as “Remuneration of the Board of Directors” includes remuneration stemming from the remuneration systems established for non-executive and executive directors pursuant to article 33 bis and 50 bis of the Company Bylaws, respectively, and includes:

a)	Fixed remuneration (for belonging to the Board and its Committees) and remuneration in kind corresponding to 2014 for non-executive directors, and the amounts paid to a non-executive director for early retirement as a former Bank senior manager.

b)	The fixed remuneration and the remuneration in kind for executive directors (3) corresponding to 2014.

c)	The annual variable remuneration (in cash and in shares) of executive directors corresponding to 2014. However, this remuneration has not accrued to the executive directors in its entirety on the date of this Report, as pursuant to the Settlement and Payment System for variable remuneration that is applied to them and described in the Report on Directors’ Remuneration in the BBVA Group, they will only receive 50% of this in 2015, the rest being deferred for payment of one third in each of the three following years (2016, 2017 and 2018), and subject to the non-occurrence of any of the circumstances established by the Board of Directors that might prevent delivery (malus clause) as well as the rest of the conditions of the Settlement and Payment System.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

d)	The remuneration paid under all the items to an independent director who stood down from his directorship in March 2014 and who, consequently, did not remain in his position on 31st December 2014.

The total amount indicated, pursuant to the instructions in this Report, corresponds to the amount declared as total remuneration accrued according to chart c) “Summary of Remuneration”, section D.1 in the Annual Report on Directors’ Remuneration in BBVA.

All these items are included for each individual director in Note 53 of the consolidated Group Annual Report.

Likewise, the provisions recorded at 31st December 2014 to cover pension commitments for executive directors stood at €26,026k in the case of Ángel Cano and €269k in the case of José Manuel González-Páramo Martínez-Murillo, after the sums of €2,624k and €261k were set aside in 2014 in the case of Ángel Cano and of José Manuel González-Páramo Martínez-Murillo, respectively, to cover the contingencies of retirement, disablement and death. There were no other pension commitments for other members of the Board of Directors.

The balance of the item “Provisions—Funds for pensions and similar liabilities” on the Group’s consolidated balance sheet at 31st December 2014 includes €90m under the item for post-employment benefit commitments maintained with former members of the Board of Directors.

Further to the information included in section C.1.16:

The item “Total remuneration of senior management” includes:

a)	Fixed remuneration and remuneration in kind for the Management Committee members during 2014.

b)	The variable remuneration of the Management Committee members received during the first quarter of 2014 corresponding to 2013, both in cash and in shares.

c)	The part of the deferred variable remuneration of the Management Committee members received during the first quarter of 2014, which includes: the deferred part of the variable remuneration for 2012 and 2011, both in cash and in shares, as well as the part of the ILP programme for 2010-2011, which was deferred in shares, plus the amount of the corresponding updates.

The monetisation of the shares corresponding to that remuneration has taken as a reference the average closing price of the BBVA share corresponding to the trading days from 15th December 2013 to 15th January 2014, €8.99 per share, with the reference price in 2013 being €7.24 per share.

The provisions charged as of 31st December 2014 for pension commitments for the current Management Committee members, excluding executive directors, amounted to €89,817k. Of these, €8,649k were provisioned during 2014.

The balance of the item “Provisions - Funds for pensions and similar liabilities” on the Group’s consolidated balance sheet as of 31st December 2014 includes €189m under the item for post-employment benefit commitments maintained with former members of the Bank’s Management Committee.

With regard to section C.1.31, as BBVA shares are listed on the New York Stock Exchange, it is subject to the supervision of the Securities & Exchange Commission (SEC) and, thus, in compliance with the Sarbanes Oxley Act and its implementing regulations, and for this reason each year Francisco González, Ángel Cano and the executive tasked with preparing the Accounts sign and submit the certifications described in sections 302 and 906 of this Act, related to the content of the Annual Financial Statements. These certificates are contained in the annual registration statement (Form 20-F) which the Company files with this authority for the official record.

In relation to section C.1.45, Ángel Cano’s contract determines that should he cease to hold this position on any grounds other than his own will, retirement, disability or dereliction of duty, he will take early retirement with a pension payable, as he chooses, through a lifelong annuity pension, or by payment of a lump sum. This pension will be 75% of his pensionable salary if the severance occurs before he is 55, and 85% if it occurs after reaching said age. Likewise, the Board of Directors only approves the contract conditions related to executive directors and senior management members as set out in article 17 of the Board Regulations, which are reported to the General Meeting through this Report and the Annual Report on Directors’ Remuneration of BBVA, but does not authorise those of other technical and specialist professionals.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

With respect to the duties of the Audit & Compliance Committee set forth in section C.2.3, under the Audit Committee Regulations, its duties include ensuring that the Internal Audit department has the means and resources required, with enough personnel, material elements, systems, procedures and operating manuals to perform its duties in the Group and that it will be apprised of any obstacles to the performance of its duties that may have arisen. The Audit and Compliance Committee shall ensure the independence of the Internal Audit function and supervise and be reported directly on the result of its activity and the availability of adequate human and material resources to meet its responsibilities. It will analyse and, where appropriate, approve, upon proposal by the head of Internal Audit of the Group, the Annual Internal Audit Plan, as well as those other additional occasional or specific plans that have to be put in place on account of regulatory changes or Group business organisational needs. The plan’s approval will require the availability of the human and material resources needed for this purpose. It will be apprised of the extent to which the audited units have complied with the corrective measures recommended by the Internal Audit in previous audits, and any cases that might pose a relevant risk for the Group will be reported to the Board. The Committee will be informed of any material irregularities, anomalies or breaches that the Internal Audit detects in the course of its actions, material being construed as any that may originate a significant and material impact or damage to the Group’s net worth, earnings or reputation. The Internal Audit department will judge such nature at its discretion and, in case of doubt, must report the matter. Moreover, the BBVA Group’s Internal Audit Charter, approved by the Audit and Compliance Committee, expressly establishes that the appointment and severance of the head of internal audit is the responsibility of the Board of Directors of BBVA, subject to a report by the Audit and Compliance Committee, to which he/she reports directly, although the Audit and Compliance Committee does not approve the appointment or propose the budget for this service.

Further to Section C.2.4, we provide brief indications regarding what the regulations establish about the composition and functions of each of the Board Committees:

•	Appointments Committee: Article 32 of the Board Regulations establish that the Appointments Committee will consist of at least three members, who will be appointed by the Board of Directors, which will also appoint the Committee Chair. All Committee members must be non-executive directors, with a majority of independent directors. Its Chair must be an independent director. When the Chair cannot be present, his/her duties will be performed by the most long-standing independent member of the Committee, and, where more than one person of equal seniority are present, by the eldest. Article 33 details the functions, which include the following:

1. Submit proposals to the Board of Directors on the appointment, reelection or separation of independent directors and report on proposals for the appointment, re-election or separation of the other directors. To such end, the Committee will evaluate the balance of skills, knowledge and expertise on the Board of Directors, as well as the conditions that candidates should display to fill the vacancies arising, assessing the dedication necessary to be able to suitably perform their duties in view of the needs that the Company’s governing bodies may have at any time. The Committee will ensure that when filling new vacancies, the selection procedures are not marred by implicit biases that may entail any discrimination and in particular discrimination that may hinder the selection of female directors, trying to ensure that women who display the professional profile being sought are included on the shortlists. Likewise, when drawing up proposals within its scope of competence for the appointment of directors the Committee will take into account in case they may be considered suitable, any applications that may be made by any member of the Board of Directors for potential candidates to fill the vacancies.

2. Submit proposals to the Board of Directors for policies on the selection and diversity of members of the Board of Directors.

3. Establish a target for representation of the underrepresented gender in the Board of Directors and draw up guidelines on how to reach that target.

4. Analyse the structure, size and composition of the Board of Directors, at least once a year when carrying out its operational assessment.

5. Analyse the suitability of the various members of the Board of Directors.

6. Perform an annual review of the status of each director, so that this may be reflected in the annual corporate governance report.

7. Report the proposals for the appointment of the Chairman and the Secretary and, where applicable, the Deputy Chairman and the Deputy Secretary.

8. Report on the performance of the duties of the Chairman of the Board, for the purposes of the periodic assessment by the Board of Directors, under the terms established herein.

9. Examine and organise the succession of the Chairman and, as applicable, file proposals with the Board of Directors so that the succession takes place in a planned and orderly manner.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

10. Review the Board of Directors’ policy on the selection and appointment of members of senior management, and file recommendations with the Board when applicable.

11. Report on proposals for appointment and separation of senior managers.

12. Any other duties that may have been allocated under these Regulations or attributed to the Committee by a Board of Directors resolution or by applicable legislation.

In the performance of its duties, the Appointments Committee will consult with the Chairman of the Board via the Committee Chair, especially with respect to matters related to executive directors and senior managers.

•	Remuneration Committee. Article 35 of the Board Regulations establishes that the Remuneration Committee will consist of at least three members, appointed by the Board of Directors, which will also appoint the Committee Chair. All Committee members must be non-executive directors, with a majority of independent directors. Its Chair must also be an independent director. When the Chair cannot be present, his/her duties will be performed by the most long-standing independent member of the Committee, and, where more than one person of equal seniority are present, by the eldest. Article 36 establishes that the functions of the Remuneration Committee will be as follows:

1. Propose to the Board of Directors, for its submission to the General Meeting, the directors’ remuneration policy, with respect to its items, amounts, and parameters for its determination and its vesting. Also to submit the corresponding report, in the terms established by applicable law at any time.

2. Determine the extent and amount of the individual remunerations, entitlements and other economic compensations and other contractual conditions for the executive directors, so that these can be reflected in their contracts. The Committee’s proposals on such matters will be submitted to the Board of Directors.

3. Propose the annual report on the remuneration of the Bank directors to the Board of Directors each year, which will then be submitted to the Annual General Meeting, in compliance with the applicable legislation.

4. Propose the remuneration policy to the Board of Directors for senior managers and employees whose professional activities have a significant impact on the Company’s risk profile.

5. Propose the basic conditions of the senior management contracts to the Board of Directors, and directly supervise the remuneration of the senior managers in charge of risk management and compliance functions within the Company.

6. Oversee observance of the remuneration policy established by the Company and periodically review the remuneration policy applied to directors, senior managers and employees whose professional activities have a significant impact on the Company’s risk profile.

7. Any other duties that may have been allocated under these Regulations or attributed to the Committee by a Board of Directors resolution or by applicable legislation. In the performance of its duties, the Remuneration Committee will consult with the Chairman of the Board via the Committee Chair, especially with respect to matters related to executive directors and senior managers.

•	Audit & Compliance Committee: Article 29 of the Board Regulations establishes that the Audit and Compliance Committee will be formed exclusively by independent directors who are not members of the Bank’s Executive Committee. Its mission is to assist the Board of Directors in overseeing the financial information and the exercise of the Group control duties. It will have a minimum of four members appointed by the Board, one of whom will be appointed taking into account their knowledge of accounting, auditing or both. The Board of Directors will also nominate the Chair of this Committee, who must be replaced every four years. However, the same person may be re-elected once a year has elapsed since ceasing to hold the position. When the Chair cannot be present, his/her duties will be performed by the most long-standing member of the Committee, and, where more than one person of equal seniority is present, by the eldest. The Committee will appoint a Secretary who may or may not be a Committee member. Article 30 of the Board Regulations sets out that the Audit and Compliance Committee will have the powers established by law and by the Company Bylaws. Its scope of duty will be as follows:

1. Report to the General Meeting on questions raised with respect to those matters falling within the Committee’s competence.

2. Oversee the efficacy of the internal control of the Company, the internal audit and the risk-management systems in the process of drawing up and reporting the regulatory financial information, including tax risks. Also to discuss with the financial auditor any significant weaknesses in the internal control system detected when the audit is conducted.

3. Oversee the process of drawing up and reporting prescriptive financial information.

4. Submit to the Board of Directors proposals on the selection, appointment, re-election and replacement of the external auditor, as well as their contractual conditions, and regularly collect information from the external auditor regarding the audit plan and its implementation, as well as preserving the auditor’s independence in the performance of their duties.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

5. Establish correct relations with the external auditor in order to receive information on any matters that may jeopardise their independence, for examination by the Committee, and any others relating to the process of the financial auditing; as well as those other communications provided for by law and by the auditing regulations. Each year it must unfailingly receive the external auditors’ declaration of their independence with regard to the Company or entities directly or indirectly related to it, as well as information on additional services provided of any kind and the corresponding fees received by the external auditor or by persons or entities linked to them as provided for under the legislation on financial auditing.

6. Each year before the external financial auditor issues their report on the financial statements, to issue a report expressing an opinion on the independence of the external financial auditor. This report must unfailingly contain the valuation of the provision of any services referred to in the previous subsection, considered individually and as a whole, other than the legally-required audit and with respect to the regime of independence or to the standards regulating audits.

7. Report, prior to the Board of Directors adopting resolutions, on all those matters established by law, by the Company Bylaws and by these Regulations, and in particular on: (i). the financial information that the Company must periodically publish; (ii) the creation or acquisition of a holding in special-purpose entities or entities domiciled in countries or territories considered tax havens; and (iii) related-party transactions.

8. Oversee compliance with applicable domestic and international regulations on matters related to money laundering, conduct on the securities markets, data protection and the scope of Group activities with respect to anti-trust regulations. Also to ensure that any requests for action or information made by official authorities with competence in these matters are dealt with in due time and in due form.

9. Ensure that the codes of ethics and of internal conduct and conduct on the securities market, as they apply to Group personnel, comply with regulatory requirements and are adequate.

10. Especially to oversee compliance with the provisions applicable to directors contained herein, as well as their compliance with the applicable standards of conduct on the securities markets.

11. Any other duties that may have been allocated under these Regulations or attributed to the Committee by a Board of Directors resolution. As part of this objective scope, the Board will detail the functions of the Committee in a specific set of regulations establishing procedures by which it may perform its mission, which will supplement the provisions herein.

•	Executive Committee: In accordance with article 45 of the Company bylaws BBVA has an Executive Committee, to which the Board has delegated all its powers of administration, except those that the law and/or bylaws deem may not be delegated due to their essential nature. Article 26 of the Board Regulations establishes the following: The Executive Committee will be chaired by the Chairman of the Board of Directors, or when this is not possible, by whomever the Company bylaws determine. The secretary of the Committee will be the Secretary of the Board. If absent, the person the meeting’s members appoint for this purpose will stand in for the Board Secretary. Article 46 of the Company bylaws establishes that this Committee will consider matters falling within the responsibility of the Board which the Board, pursuant to prevailing legislation or these Company Bylaws, resolves to entrust to it. Article 27 of the Board Regulations establishes the functions of the Executive Committee within the Company, as follows: The Executive Committee will deal with the business that the Board of Directors delegates to it in accordance with current legislation, the Company bylaws or these Regulations.

•	Risks Committee: Article 38 of the Company Board Regulations establishes that the Risks Committee will. consist of at least three members, appointed by the Board of Directors, which will also appoint the Committee Chair. All Committee members must be non-executive directors, of whom at least one third must be independent directors. Its Chair must also be an independent director. When the Chair cannot be present, his/her duties will be performed by the most long-standing member of the Committee, and, where more than one person of equal seniority is present, by the eldest. Article 39 of the Board Regulations establishes that the Risks Committee will assist the Board of Directors in the determination and monitoring of the Group risk management and control policy and its strategy within this scope. In particular, it will perform the following functions:

1. Analyse and assess proposals related to the Group’s risk management, control and strategy. In particular, these will identify:

a) The Group’s risk appetite; and

b) Establishment of the level of risk considered acceptable according to the risk profile and capital at risk, broken down by the Group’s businesses and areas of activity;

2. Analyse and assess the control and management policies for the Group’s different risks and information and internal control systems.

3. The measures established to mitigate the impact of the risks identified, should they materialise.

4. Monitor the performance of the Group’s risks and their fit with the strategies and policies defined and the Group’s risk appetite.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

5. Analyse, prior to submitting them to the Board of Directors or the Executive Committee, those risk transactions that must be put to its consideration.

6. Review whether the prices of assets and liabilities offered to customers take fully into account the Bank’s business model and risk strategy and, if not, present a remedy plan to the Board of Directors.

7. Participate in the process of establishing the remuneration policy, checking that is consistent with sound and effective risk management and does not encourage risk-taking that exceeds the level of tolerated risk of the Company.

8. Check that the Company and its Group has the means, systems, structures and resources in line with best practices that enable it to implement its risk-management strategy, ensuring that the entity’s risk management mechanisms are matched to its strategy.

9. Any other duties that may have been allocated under these Regulations or attributed to the Committee by a Board of Directors resolution or by applicable legislation.

Further to section C.2.6, the Board’s Executive Committee is made up of 2 executive directors and 3 external non-executive directors. As of 31st December 2014, BBVA’s Executive Committee reflected the participation of directors on the Board, as there was a majority of non-executive directors over executive directors, in accordance with article 26 of the Board Regulations. Moreover, its Chair and Secretary hold the same positions on the Board of Directors. Until 17th December 2014, this Committee comprised 2 executive directors, 2 independent directors and 1 external director. Since that date, the Executive Committee no longer has independent directors due to the changes made to the status of two Committee members as a result of the adaptation on that date of the Board Regulations to the definition of the independent director category established by the Corporate Enterprises Act in its drafting given by Act 31/2014.

With respect to section D (Related-party and Intragroup Transactions), see Note 52 of the BBVA Annual Consolidated Accounts for 2014.

With respect to section D.4, it details the transactions conducted by Banco Bilbao Vizcaya Argentaria, S.A. with companies issuing securities on international markets, carried out as part of ordinary trading related to the management of outstanding issuances.

Further to sections E and F, BBVA has included in its Internal Control Model a set of processes that affect the fiscal function, in particular all those that may have an impact on the Group’s financial statements. The latter are included within the ICFR (System of Internal Control over Financial Reporting) and, as described in section F of this document, they undergo an annual assessment process to check the operation of the controls and the degree of mitigation of the risks associated with those processes.

Regarding Recommendation 40 in Section G, article 30 of the Board Regulations empowers the Audit & Compliance Committee to supervise the Internal Code of Conduct on the Securities Markets.

During 2011, the BBVA Board of Directors approved the Bank’s adhesion to the Code of Best Tax Practices (Código de Buenas Prácticas Tributarias) approved by Foro de Grandes Empresas according to the wording proposed by the State Tax Administration Agency (AEAT). During this year, it has been compliant with the contents of this Code. Moreover, BBVA is committed to applying the provisions of the Universal Declaration of Human Rights, the United Nations Global Compact (which BBVA has formally signed) and other conventions and treaties involving international organisations such as the Organisation for Economic Cooperation and Development and the International Labour Organisation.

This annual report on corporate governance has been approved by the Company’s Board of Directors on 2015/02/03

Indicate whether any board members have voted against or abstained with respect to the approval of this report.

NO

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: February 9, 2015	By:	/s/ Domingo Armengol Calvo
Name: Domingo Armengol Calvo
Title: Authorized Representative